As filed with the Securities and Exchange Commission on April 11, 2008
Registration No. 333-115613

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 7
TO
REGISTRATION STATEMENT ON FORM S-1
UNDER
THE SECURITIES ACT OF 1933

GENIUS PRODUCTS, INC.
(Exact Name registrant as specified in its charter)

Delaware	33-0852923
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2230 Broadway
Santa Monica, California 90404
(310) 453-1222
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Trevor Drinkwater
Chief Executive Officer
Genius Products, Inc.
2230 Broadway
Santa Monica, California 90404
(310) 453-1222
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Allen Z. Sussman, Esq.
Morrison & Foerster LLP
555 West Fifth Street, Suite 3500
Los Angeles, California 90013-1024
(213) 892-5200

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.   ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☑	Non-accelerated Filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to Completion, dated April 11, 2008

Genius Products, Inc.

18,782,216 Shares of
Common Stock

This prospectus relates to an aggregate of up to 18,782,216 shares of our common stock which may be offered by the selling stockholders identified in this prospectus for their own account. Of such shares, 9,344,111 shares are issuable upon exercise of warrants that we issued to the selling stockholders. Our filing of the registration statement, of which this prospectus is a part, is intended to satisfy our obligations to certain of the selling stockholders to register for resale the shares issued to them and the shares issuable upon exercise of the warrants issued to them. The selling stockholders may sell common stock from time to time in the principal market on which our stock is traded at the prevailing market price or in negotiated transactions.

We will not receive any proceeds from the sale of the shares by these selling stockholders. We will, however, receive proceeds in the event that some or all of the warrants held by the selling stockholders are exercised.

Unless the context otherwise requires, the terms “Genius Products,” “we,” “us,” “our” or the “Company” refer to Genius Products, Inc.

Our common stock is listed on the Over the Counter Bulletin Board under the symbol “GNPI.” The last reported sales price per share of our common stock, as reported by the Over the Counter Bulletin Board on April 8, 2008, was $0.56.

Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                      , 2008

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information or represent anything not contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains product names, trade marks and trade names of our company and other organizations.

i

GENIUS PRODUCTS, INC.

Genius Products, Inc. (the “Company” or “Management”), through our 30%-owned subsidiary, Genius Products, LLC (the “Distributor”), is a leading independent home entertainment products company that acquires, produces and licenses an extensive library of motion pictures, television programming, and  trend entertainment that is primarily sold on digital versatile disks (“DVD”) and digitally.  The Distributor works in partnership with major retailers to distribute widely recognized home entertainment brands to a diversified customer base.  The remaining 70% of the Distributor is owned by The Weinstein Company Holdings LLC (“TWC Holdings”) (which includes a 1% percentage interest owned indirectly through its wholly-owned subsidiary, W-G Holding Corp (“W-G Holding”)).  TWC Holdings is the parent company of The Weinstein Company LLC (“TWC”), the largest provider of content for our library.

Through the Distributor, for which the Company serves as managing member, we produce and distribute a vast and growing content library that encompasses approximately 3,550 feature films and documentaries and 4,000 hours of television programming.  This library includes feature films and television programming from critically acclaimed producers such as The Weinstein Company®, for which the Distributor has the exclusive U.S. home video distribution rights, and RHI Entertainment™ (Hallmark library).  Additional content, such as independent films, sports, family, and lifestyle productions, come from partnerships with established consumer brands:  IFC®, ESPN®, World Wrestling Entertainment®, Classic Media, Sesame Workshop®, Discovery Kids™, Animal Planet and The Learning Channel (TLC™).

The Distributor has developed a fully integrated direct-to-retail distribution platform that parallels the home entertainment divisions of the major Hollywood studios.  This platform provides direct sales and marketing, inventory management and state-of-the-art supply-chain services.  In collaboration with leading replicators and third-party logistics and supply-chain companies, we have rapidly scaled this network, which has helped to facilitate our rapid growth in revenues.

We primarily sell to major national retailers including Wal-Mart, Blockbuster Entertainment, Best Buy, Circuit City, Kmart, Target, Netflix, Costco, Sam’s Club, Amazon, Barnes & Noble, Borders, Toys R Us and Columbia House.  We co-produce programming with our branded content partners and mitigate the impact of our production costs through minimum guarantees from our revenue share partner, Blockbuster.  We believe that the strong relationships we have developed with these well-known retailers and branded content partners help promote and enhance consumer awareness of our programs.

We collaborate with our retail and content partners to create sales programs that exploit their widely recognized brands and endorse related content.  These sales programs focus on brands to provide the retailer with solutions that simplify the retailer’s buying process, improve shelf-space utilization, and help consumers quickly make informed purchase decisions.  Our ability to deliver unique, innovative solutions that improve the sales and rentals of our content has enabled us to compete successfully and maintain strong relationships with our retail and content partners.

We currently distribute our library on DVDs, next-generation DVDs, and electronically in a digital format.  We plan to continue to expand the distribution of our theatrical and non-theatrical products through the diverse and emerging digital distribution markets including: Video-on-Demand (“VOD”) and Electronic Sell-Through (“EST”) on the Internet to companies such as Amazon, Apple, MovieLink and Microsoft, Internet-based subscription VOD customers (such as NetFlix) and direct-to-television peer-to-peer network solutions.  Through our partnerships, we have released 128 theatrical and non-theatrical titles since inception (including 90 titles released in 2007).  The Distributor distributes products to basic channels distributed on cable, Direct Broadcast Satellite (“DBS”) and Internet Protocol Television (“IPTV”), which delivers television programming to households via a broadband connection using Internet protocols.  Further, we are exploring kiosk-based distribution with retailers.

Corporate Information

Genius Products, Inc. was incorporated in the State of Nevada on January 8, 1996 under the name Salutations, Inc.  In October 1999, we changed our name to Genius Products, Inc. to reflect our primary business of producing, publishing, licensing and distributing audio and video products under our “Baby Genius” brand.  In March 2005, we changed our state of incorporation to Delaware.

Genius Products, LLC was formed in the State of Delaware on May 10, 2005 as a wholly-owned subsidiary of The Weinstein Company Holdings LLC, and was originally named The Weinstein Company Funding LLC.  The company was renamed Genius Products, LLC on July 21, 2006 in connection with the TWC Transaction.

Our principal executive offices are located at 2230 Broadway, Santa Monica, California 90404, and our telephone number is (310) 453-1222.  Our Internet address is www.geniusproducts.com.  Information contained on our website does not constitute a part of this prospectus.

THE OFFERING

This prospectus relates to an aggregate of up to 18,782,216 shares of our common stock which may be offered by the selling stockholders identified in this prospectus for their own account. Of such shares, 9,344,111 shares are issuable upon exercise of warrants that we issued to the selling stockholders. Our filing of the registration statement, of which this prospectus is a part, is intended to satisfy our obligations to certain of the selling stockholders to register for resale the shares issued to them and the shares issuable upon exercise of the warrants issued to them. The selling stockholders may sell common stock from time to time in the principal market on which our stock is traded at the prevailing market price or in negotiated transactions. See “Plan of Distribution” for more information

 RISK FACTORS

This investment involves a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks are realized, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment. You should also refer to the other information set forth in this prospectus and incorporated by reference into this prospectus, including our financial statements and the related notes.

Risks Related To Our Business

We have a history of significant losses, and we may never achieve or sustain profitability.

The Company has incurred operating losses in all but two quarters since we commenced operations.  As of December 31, 2007, we had an accumulated deficit of $40.0 million.  Our net loss for the year ended December 31, 2007 was $10.1 million.  Our net loss before extraordinary gain for the year ended December 31, 2006 was $45.4 million. Our net loss for the year ended December 31, 2005 was $17.2 million.  Neither we nor the Distributor may ever achieve or sustain profitability in the future.   Our continued operating losses may have a material adverse effect upon the value of our common stock and may jeopardize our ability to continue our operations.

Our business, results of operations and financial condition depend principally on the success of the Distributor.

In July 2006 we contributed substantially all of our assets to the Distributor in exchange for a 30% interest in that entity.  As a result of that transaction, our business substantially consists of acting as the managing member of, and holding a membership interest in, the Distributor.  Accordingly, our business results of operations and financial condition depend almost exclusively on the successful operations of the Distributor.  Further, in the past the Distributor has provided and we expect the Distributor in the future to continue providing, funds to pay our operating costs, including the cost of preparing and filing reports with the SEC.  If the Distributor does not continue to provide these funds, our overhead may increase and our net income may decline as a percentage of revenues.

Failure to achieve and maintain effective disclosure controls or internal controls would have a material adverse effect on our ability to report our financial results timely and accurately.

Effective internal controls are necessary for us to produce reliable financial reports and are important in our effort to prevent financial fraud. We are required to periodically evaluate the effectiveness of the design and operation of our internal controls. These evaluations may result in the conclusion that enhancements, modifications or changes to our internal controls are necessary or desirable. Company management has concluded that several material weaknesses relating to the internal controls and related structure existed as of December 31, 2007 at both the Company and the Distributor. While Company management evaluates the effectiveness of our internal controls on a regular basis, we cannot provide absolute assurance that these controls will be remediated timely, and be considered effective, nor can we give any assurance that the controls, accounting processes, procedures and underlying assumptions will not be subject to revision. As such, until remediated, these weaknesses could adversely affect the accuracy or timing of future filings with the SEC and other regulatory authorities. There are also inherent limitations on the effectiveness of internal controls and financial reporting practices, including collusion, management override, and failure of human judgment. Because of this, control procedures and financial reporting practices are designed to reduce rather than eliminate business risks. If we fail to maintain an effective system of internal control over financial reporting or if and for so long as management or our independent registered public accounting firm were to discover material weaknesses in our internal control over financial reporting (or if our system of controls and audits result in a change of practices or new information or conclusions about our financial reporting) like the disclosed material weakness, we may be unable to produce reliable financial reports or prevent fraud and it could harm our financial condition and results of operations and result in loss of investor confidence and a decline in our stock price. A discussion of these material weaknesses and our remediation efforts can be found in our Annual Report on Form 10-K for the year ended December 31, 2007 in Item 9A. Controls and Procedures — Management’s Report on Internal Control Over Financial Reporting.

If the Distributor continues to grow at a rapid pace, it may not be able to manage that growth effectively.

Initially the Company, then through its transfer of assets and operations to the Distributor in mid 2006, have each expanded operations rapidly since inception.  Net revenues increased from $22.3 million in fiscal 2005 (for the Company), to $274.6 million in fiscal 2006 (for the Company and Distributor combined), and to $474.1 million in fiscal 2007 (for the Distributor). This substantial growth has placed a significant strain on management systems and resources.  The Distributor is currently investing in new management information systems and related technology, increasing the number of employees in the affected areas, and improving processes.  However, if the Distributor’s operations continue to grow at this rate, the Distributor could experience serious operating difficulties in these and other areas (including difficulties in hiring, training and managing an increasing number of employees, difficulties in obtaining manufacturing capacity to produce products, and delays in production and shipments), which could result in a material adverse effect on the Distributor and us.

The Distributor’s business depends upon the success of its relationship with TWC and our other key content suppliers.

A significant amount of the Distributor’s net revenue is derived from the distribution rights accorded to the Distributor under its distribution agreements with TWC and other key content suppliers.  Specifically, 67% of the Distributor’s net revenue in fiscal year 2007 was derived from TWC-controlled titles, compared to 84% in fiscal year 2006.  The Distributor’s results of operations and financial condition depend principally on the success of the relationships with TWC and other content suppliers.  To grow its business, the Distributor is reliant on the quantity and quality of theatrical and direct-to-video releases provided by TWC and its other content partners.  The failure of the Distributor to maintain its relationships with TWC and other key content suppliers would have a material adverse effect on the Distributor and us.

The motion picture industry is rapidly evolving, and recent trends have shown that audience response to both traditional and emerging distribution channels is volatile and difficult to predict.

The entertainment industry in general and the motion picture industry in particular continue to undergo significant changes, due both to shifting consumer tastes and to technological developments.  New technologies, such as video-on-demand and Internet distribution of films, have provided motion picture companies with new channels through which to distribute their films.  Accurately forecasting both the changing expectations of movie audiences and market demand within these new channels have proven challenging.

We cannot accurately predict the overall effect shifting audience tastes, technological change or the availability of alternative forms of entertainment may have on the Distributor.  In addition to uncertainty regarding the DVD market, there is uncertainty as to whether other developing distribution channels and formats, including video-on-demand, Internet distribution of films and high-definition, will attain expected levels of public acceptance or, if such channels or formats are accepted by the public, whether the Distributor will be successful in exploiting the business opportunities they provide.  Moreover, to the extent that these emerging distribution channels and formats gain popular acceptance, the demand for delivery through DVDs may decrease.

The Distributor faces intense competition.

The market for entertainment products, including DVDs and CDs, is highly competitive.  The Distributor faces significant competition from both Hollywood studios and other independent distributors with respect to the number of titles currently available and in securing distribution at retail outlets.  The costs of entry into the retail and Internet markets for competitive products are low, and there are no significant barriers to entry.  Many of the Distributor’s competitors are larger with established brand names, greater resources and access to established distribution channels, and therefore may be able to adapt more quickly to changes in customer requirements, devote greater resources to marketing and sale of their products, generate greater brand recognition or adopt more aggressive pricing policies than the Distributor.  As a result, the revenues, results of operation and financial position of the Distributor may be materially adversely affected.

The unauthorized use of the Distributor’s intellectual property rights may reduce revenues.

The success of the Distributor’s business is highly dependent on the maintenance by our content partners of intellectual property rights in the entertainment products the Distributor distributes.  New technologies such as peer-to-peer technology, high speed digital transmissions (including digital distribution of theatrical films) and some features of digital video recorders have made infringement of intellectual property in films and television programming easier and faster and enforcement of intellectual property rights more challenging.  Unauthorized use of intellectual property rights in the entertainment industry generally is a significant and rapidly growing phenomenon.  These developments may result in a loss of revenues as a result of sales of unauthorized products.

The loss of any major customer would harm us.

The Distributor does not have long-term agreements with its customers, nor is it an exclusive supplier to any of its retail customers.  If any customer were to reduce or cancel a significant order, it would have a material adverse effect on its business, results of operations and financial condition.  For 2007, Wal-Mart and Blockbuster Entertainment accounted for 34% and 20%, respectively, of the Distributor’s net revenues.  For the period from July 22, 2006 through December 31, 2006, Wal-Mart accounted for 31%  of the Distributor’s net revenues. At December 31, 2007, Wal-Mart and Target comprised 36% and 12% of the Distributor’s accounts receivable after allowances, respectively, while at December 31, 2006, Wal-Mart and Best Buy comprised 50% and 7% of the Distributor’s accounts receivable after allowances, respectively.

Substantially all of the Distributor’s revenues are derived from the distribution rights accorded to the Distributor under its distribution agreements with TWC and other key content suppliers.  Specifically, 84% of the Distributor’s net revenue for the period from July 22, 2006 through December 31, 2006, and 67% of the Distributor’s net revenue for fiscal 2007 were derived from its agreement with TWC.  The Distributor’s business, operational results and financial condition depend principally on the success of the relationships between it and these content suppliers.

The Distributor’s products are subject to returns.

The Distributor’s products are subject to return.  While we anticipate a certain level of returns, if product returns experienced by the Distributor are significantly greater than anticipated, it will negatively impact the business of the Distributor and us.  If the actual amount of customer returns significantly exceeds historic return rates, it would have an adverse effect upon the Distributor and our results of operations.

The Distributor’s cash flow may not be sufficient to meet its operational needs.

At December 31, 2007, the Distributor had cash balances of $3.1 million, with an additional $7.8 million of short-term and $3.3 million of long-term restricted cash.  The $7.8 million is part of the Distributor’s short-term liquid cash that had accumulated in a central lockbox account and can only be disbursed weekly pursuant to the terms of the “Allocation of Accounts Receivable and Intercreditor Agreement” entered into by and among  the Distributor, The Weinstein Company, LLC and Société Générale dated August 10, 2007.  The $3.3 million is comprised of:  (i) $3 million in a money market account, which is restricted pursuant to our credit facility with Société Générale and (ii) $0.3 million in a certificate of deposit which is securing a letter of credit on the Distributor’s Broadway lease.  The Distributor may need or choose to obtain additional financing to fund its activities in the future.  Funds could be raised by selling securities or by entering into credit agreements.  The Distributor may not be able to obtain additional funds on acceptable terms, or at all.  In addition, the Distributor’s ability to borrow funds in excess of certain agreed upon thresholds is subject to the approval of TWC Holdings.  If adequate funds are not available, the Distributor may be required to curtail its operations.

Inventory obsolescence may adversely affect the Distributor’s business.

The Distributor maintains a substantial investment in its DVD inventory, and if it overestimates the demand for a particular title, it may have to destroy excess inventory.  Further, the Distributor’s agreements with content providers may limit its ability to sell such titles at discounted prices.  The Distributor’s estimated allowances for obsolete or unmarketable inventory are based upon management’s understanding of market conditions and forecasts of future product demand, which are subject to change.  The Distributor reviews inventory for excess or obsolete product on a quarterly basis.  Obsolescence is determined by taking the total inventory on hand less the 12 months projected sales.  Any inventories in excess of 12 months are deemed 100% obsolete and a corresponding charge for obsolescence is recorded.  Obsolescence is calculated only on inventory for which the Distributor is responsible on a title-by-title basis, which includes all theatrical and direct-to-video titles.

The Distributor’s revenues and results of operations may fluctuate significantly.

The Distributor’s revenues and results of operations (and consequently our 30% equity interest in the Distributor) depend significantly upon the success of the motion pictures and television programming delivered by our content partners that we distribute and which cannot be predicted with certainty.  Accordingly, our revenues and results of operations may fluctuate significantly from period to period.  The results of one period may not be indicative of the results of any future period.  Our revenues and results are also significantly influenced by seasonality and in particular the all-important fourth quarter gift-giving season.  Any quarterly fluctuations that we report in the future may not match the expectations of market analysts and investors.  This could cause the price of our common stock to fluctuate significantly.

Litigation may harm our business and the Distributor or otherwise distract management.

Substantial, complex or extended litigation could cause us and the Distributor to incur large expenditures and could distract management.  For example, lawsuits by licensors, employees or stockholders could be very costly and disrupt business.  While disputes from time to time are not uncommon, we may not be able to resolve such disputes on terms favorable to us and the Distributor.

Our business would be adversely affected if the Distributor lost key members of its executive management team.

We are highly dependent on the efforts and performance of the Distributor’s executive management team.  The loss of any key members of this team could result in our inability to manage our operations effectively or to execute our business strategy.  The failure to maintain or replace any such individuals could have a material adverse effect on the Distributor and us.

If we cease to serve as the managing member of the Distributor, we could become subject to the Investment Company Act of 1940.

The Amended and Restated Limited Liability Company Agreement of the Distributor (the “Distributor LLC Agreement”) contemplates that TWC Holdings or its designee will become the managing member of the Distributor, instead of the Company, if we become insolvent or bankrupt, if we violate the membership interest transfer restrictions in the Distributor LLC Agreement or if a lender forecloses on a security interest granted with respect to our Class G Units in the Distributor.  If we cease to serve as the managing member of the Distributor, then we could become subject to the Investment Company Act of 1940 (the “1940 Act”), which could have a material adverse effect on our business.

Under the 1940 Act, a company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets, subject to certain exclusions.  If we ceased to serve as the managing member of the Distributor and were deemed an investment company, we would become subject to the requirements of the 1940 Act.  As a consequence, among other things, we would likely incur significant expenses and could be prohibited from engaging in our business or issuing our securities as we have in the past.

Decreasing retail shelf space may limit sales of the Distributor’s programming.

Revenues and results of operations are at risk from competition from major motion picture studios, music and game distributors, and other independent content suppliers for limited retail shelf space.  The failure by the Distributor to successfully compete for and procure retail shelf space for its products could have a material adverse effect on the Distributor and us.

Risks Related to Our Common Stock

Investors in this offering will not be able to determine the outcome of stockholder votes.

Except as otherwise required in our Amended and Restated Certificate of Incorporation or by applicable law, the shares of Series W Preferred Stock, all of which is controlled by TWC Holdings, will have voting rights equal to at least to the amount of votes necessary to give holders of such stock majority voting power on all matters submitted to a vote of our stockholders.  In addition, the holders of the Series W Preferred Stock have the right to elect five of our seven directors.  So long as the shares of Series W Preferred Stock retain this majority voting power, TWC Holdings will be able to determine the outcome of substantially all matters submitted to a vote of our stockholders, including matters involving mergers, acquisitions and other transactions resulting in a change of control of us, and our pursuit of corporate opportunities.  TWC Holdings may seek to cause us to take courses of action that, in its judgment, could enhance their investment in us, but which might involve risks to holders of our common stock or adversely affect us or other investors, including investors in this offering.  See “Description of Securities.”

TWC Holdings has substantial control rights with respect to the operation of our business.

Our Amended and Restated Certificate of Incorporation, as currently in effect, prohibits us from taking a number of actions without first obtaining the approval of the holders of at least a majority of the then outstanding shares of Series W Preferred Stock.  These prohibited actions include, among others, the creation or assumption of any indebtedness, the sale of property or assets having a value in excess of $100,000, entry into any consolidation or merger, engaging, removing or replacing our auditors, appointing or removing certain employees, including our Chief Executive Officer and Chief Financial Officer, approval of our annual or quarterly budget, any capital-raising transaction and the creation or settlement of any litigation.  See “Description of Securities.”

Our stock price is likely to remain volatile, and it may trade at prices below the offering price.

Our stock price has historically been highly volatile, and the market from time to time has experienced significant price and volume fluctuations unrelated to our operating performance.  Prices for our common stock may be influenced by many factors, including:

•	investor perception of our prospects and the prospects of our industry;

•	changes in research analyst recommendations and our ability to meet or exceed quarterly performance expectations of analysts or investors;

•	adverse changes in our relationship with TWC;

•	poor theatrical performance of the content we distribute;

•	adverse changes in our ability to secure additional content to distribute;

•	fluctuations in our operating results;

•	market conditions;

•	changes or trends in our industry;

•	announcements of technological innovations or new commercial products by us or our competitors;

•	publicity regarding our actual or potential loss of a distribution relationship;

•	additions or departures of key personnel;

•	future sales or expected sales of substantial amounts of common stock by stockholders;

•	our ability to raise financing;

•	broad market fluctuations; and

•	changes in general economic and other external factors.

In the past, class action securities litigation has often been instituted against companies promptly following volatility in the market price of their securities.  Any such litigation instigated against us would, regardless of its merit, result in substantial costs and a diversion of management’s attention and resources.

Our charter documents may deter potential acquirers of our business and may thus depress our stock price.

Our Amended and Restated Certificate of Incorporation and our bylaws contain provisions that could delay or prevent a change of control of our company that our stockholders might consider favorable.  These provisions may make it more difficult for stockholders or potential acquirers to initiate actions that are opposed by the then-current board of directors, including delaying or impeding a merger, tender offer, or proxy contest or other change of control transaction involving our company.  Any delay or prevention of a change of control transaction could cause stockholders to lose a substantial premium over the then current market price of their shares.

We have never paid dividends on our common stock, and we do not anticipate paying dividends for at least the foreseeable future.

We have never declared or paid dividends on our common stock.  We do not anticipate paying any dividends on our common stock for at least the foreseeable future.  We currently intend to retain all available funds and future earnings, if any, to fund the development and growth of our business.  As a result, investors must be prepared to rely on sales of their common stock after price appreciation, if any, to earn an investment return, which may never occur.  Investors seeking dividends should not purchase our common stock.

NOTICE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus and any supplement to this prospectus include “forward-looking statements.” To the extent that the information presented in this prospectus discusses financial projections, information or expectations about our business plans, results of operations, products or markets, or otherwise makes statements about future events, such statements are forward-looking. Such forward-looking statements can be identified by the use of words such as “intends”, “anticipates”, “believes”, “estimates”, “projects”, “forecasts”, “expects”, “plans” and “proposes.” Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, there are a number of risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. These include, among others, the cautionary statements in the “Risk Factors” section of this prospectus and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2007. These cautionary statements identify important factors that could cause actual results to differ materially from those described in the forward-looking statements. When considering forward-looking statements in this prospectus, you should keep in mind the cautionary statements in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of this prospectus and our Annual Report on Form 10-K for the year ended December 31, 2007. Except as required by law, we do not intend to update our forward-looking statements, whether written or oral, to reflect events or circumstances after the date of this prospectus.

 USE OF PROCEEDS

This prospectus relates to 18,782,216 shares of our common stock, which may be sold from time to time by the selling stockholders. We will not receive any part of the proceeds from the sale of common stock by the selling stockholders. If all warrants are fully exercised without using any applicable cashless exercise provisions, we will receive $20,874,910 in cash from the warrant holders. Any proceeds received by us from the exercise of the warrants will be used by us for general corporate purposes.

DESCRIPTION OF SECURITIES

General.

The following description includes the material terms of our common stock. However, it is a summary and is qualified in its entirety by the provisions of our certificate of incorporation, which has been filed as an exhibit to our registration statement of which this prospectus is a part.

Our authorized capital stock consists of 300,000,000 shares of common stock, par value of $.0001 per share, and 10,000,000 shares of preferred stock, par value of $.0001 per share, of which 1,000,000 shares are designed as Series W Preferred Stock. The preferred stock may be divided into such number of series as our board of directors may determine. Our board of directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock. As long as they stay within the limits and restrictions of any prior resolution or resolutions originally fixing the number of shares constituting any series of preferred stock, our board of directors may increase or decrease (but not below the number of shares of such series outstanding at that time) the number of shares of any series subsequent to the issue of shares of that series.

Common Stock

We had 67,759,094 shares of common stock and 100 shares of Series W Preferred Stock issued and outstanding as of March 31, 2008. As of such date, we also reserved 28,125,001 shares of common stock for issuance pursuant to exercise of: (i) 17,645,042 stock options issued to employee and consultants; and (ii) 10,479,959 warrants (including warrants whose underlying shares are being registered for resale hereunder). Each issued and outstanding share is fully paid and non-assessable. No pre-emptive rights exist with respect to any of our common stock. Holders of shares of our common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of our common stock have no cumulative voting rights. Holders of shares of our common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by our board of directors in its discretion, from funds legally available for any such dividends. In the event of a liquidation, dissolution or winding up of our company, the holders of shares of our common stock are entitled to their pro rata share of all assets remaining after payment in full of all liabilities.

Series W Preferred Stock

Our board of directors has designated 100 shares of our preferred stock as Series W Preferred Stock.  As of March 31, 2008, all 100 shares of Series W Preferred Stock were held by TWC Holdings and its subsidiary W-G Holding.  The Series W Preferred Stock has the following rights, preferences and powers, certain of which are not available to our other stockholders:

Voting. The holders of the Series W Preferred Stock have the following voting rights:

•
General.  Except as required by our Amended and Restated Certificate of Incorporation or applicable law, the holders of the shares of Series W Preferred Stock are entitled to vote on all matters submitted to a vote of our stockholders, voting together with the holders of common stock (and of any other shares of our capital stock entitled to vote at a meeting of stockholders) as one class.

•
Voting Power When Threshold Amount Held.  So long as the “TWC Holders” (which means the members of the Distributor other than us) and their permitted transferees (i) own the shares of Series W Preferred Stock, and (ii) collectively beneficially own or have the right to beneficially own upon conversion, exchange, or redemption of Class W Units pursuant to the LLC Agreement at least 20% of our outstanding common stock (assuming conversion, exchange or redemption of the Class W Units and excluding shares of common stock issuable upon exercise of outstanding options, warrants or other convertible securities of us) (the “Threshold Amount”), the Series W Preferred Stock has the following voting rights:

•
Majority Voting Power.  Except as otherwise required in our Amended and Restated Certificate of Incorporation or by applicable law, as of each record date for the determination of stockholders entitled to vote on any matter (a “Record Date”), the shares of Series W Preferred Stock have, in the aggregate, voting rights and powers equal to the greatest of:

•	100 votes;

•
the number of votes attributable to the number of shares of common stock that TWC Holders and their permitted transferees beneficially own, including without limitation those shares of common stock which they have the right to acquire, upon conversion, exchange or redemption of Class W Units pursuant to the LLC Agreement, less the number of votes attributable to the shares of common stock which TWC Holders and their permitted transferees may vote directly; and

•
the number of votes that, together with all other votes entitled to be directly cast by the holders of the shares of Series W Preferred Stock on such Record Date, whether by virtue of beneficial ownership of our capital stock, proxies, voting trusts or otherwise, entitle the holders of the shares of Series W Preferred Stock to exercise one vote more than one-half of all votes entitled to be cast as of such Record Date by all holders of our capital stock.

Each holder of Series W Preferred Stock will be entitled to notice of any stockholders’ meeting in accordance with our bylaws.

•
Board of Directors.  Our board of directors currently consists of seven directors, and at any meeting for the election or removal of directors, however such meeting is called and regardless of whether such meeting is a special or annual meeting of stockholders, or at any adjournment thereof, or in connection with any written consent of stockholders, the holders of Series W Preferred Stock (voting separately as a single class) are entitled to elect five directors (the “Series W Directors”), three of whom at the time of their election must be independent directors (under applicable listing standards), and to remove, without cause, from office any Series W Director and to fill any vacancy caused by the resignation, death or removal of any Series W Director.  Vacancies on the board resulting from the death, resignation or removal of a Series W Director may be filled by the remaining Series W Directors, to hold office until a qualified successor is elected by the holders of Series W Preferred Stock at the next regular or special meeting of the stockholders.  So long as TWC and each of its affiliates and permitted transferees owns or has a right to own the Threshold Amount, the holders of our common stock (voting separately as a single class) will be entitled to elect two directors (the “At-Large Directors”), and to remove, without cause, from office any At-Large Director and, in the absence of any At-Large Directors, to fill any vacancy caused by the resignation, death or removal of any At-Large Director.  Vacancies on the board resulting from the death, resignation or removal of an At-Large Director may be filled by the remaining At-Large Director, to hold office until a qualified successor is elected by the holders of common stock at the next regular or special meeting of the stockholders.

•
Protective Provisions.  In addition to the right of holders of shares of Series W Preferred Stock to vote together with the holders of common stock, the holders of shares of Series W Preferred Stock also have special rights under the protective provisions in our Amended and Restated Certificate of Incorporation.  These protective provisions provide that we will not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series W Preferred Stock voting as a separate class:

•	take actions in contravention of or engage in activities inconsistent with our rights, duties and obligations under the LLC Agreement;

•
cause the Distributor to take actions in contravention of or engage in activities inconsistent with the rights, duties and obligations of the Distributor under the Distribution Agreement (as amended, modified or supplemented from time to time);

•	create or assume any indebtedness or liability, or provide any indirect financial assistance, or assume any mortgage, charge or other encumbrance on any property;

•	sell, lease, exchange or dispose of, by any means, property or assets having a value in excess of $100,000;

•	enter into or effect any conversion, consolidation or merger;

•	take any action to liquidate or dissolve Genius Products;

•	enter into, amend or waive any contract with a member of the Distributor or with any party that is not at arm’s length;

•	engage, remove or replace the independent auditors;

•	guarantee the liabilities or debts of any person other than a subsidiary;

•	declare or make any dividends or distributions, except dividends or distributions payable solely to holders of common stock;

•
appoint or remove (i) the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, or any other executive level officer or employee or (ii) any other employee whose base compensation is in excess of $150,000 per year;

•	change the size of our board of directors;

•	approve the annual or quarterly budget for us or the Distributor, or vary more than 10% from the amount budgeted for any material line item therein;

•	engage in any debt or equity financing, refinancing, recapitalization or other capital raising transaction;

•
approve or enter into any contracts, agreements, understandings or arrangements outside the ordinary course or providing for payments by or to us or any of our subsidiaries of obligations in excess of $100,000 per year;

•	commence or settle any litigation;

•	license any item of product outside the ordinary course or on terms other than fair market value;

•	approve or adopt any material employee compensation plan or arrangement;

•	create any subsidiaries other than the Distributor;

•	amend our Amended and Restated Certificate of Incorporation or bylaws, including in either case by way of consolidation or merger;

•
authorize or issue any shares of capital stock or any instrument exercisable or convertible for shares of capital stock, other than issuances of common stock upon exercise or conversion of securities exercisable or convertible for common stock in existence on July 21, 2006; or

•	permit any of our subsidiaries, including, without limitation, the Distributor, to do any of the foregoing.

Notwithstanding the foregoing, no such approval of holders of Series W Preferred Stock will be required for any action approved by the vote or consent of a committee of the board of directors composed only of At-Large Directors, or the holders of at least a majority of the outstanding shares of common stock, in each case in accordance with the common stock special voting provisions described below:

So long as the TWC parties and their permitted transferees collectively beneficially own or have the right to beneficially own upon conversion, exchange, or redemption of Class W Units pursuant to the LLC Agreement, at least the Threshold Amount, the following matters may be approved by the vote or consent of a committee of the board of directors composed only of At-Large Directors, or the holders of at least a majority of the outstanding shares of our common stock, without giving effect to any of the voting rights granted to holders of shares Series W Preferred Stock:

•
defending, settling, fulfilling or otherwise managing any of our liabilities, duties or obligations arising in, under or from any of the liabilities not assumed by the Distributor in the TWC Transaction;

•
prosecuting and managing our interest, rights or remedies arising in, under or from any of the assets that were excluded from the assets contributed by Genius Products to the Distributor in the TWC Transaction;

•	declaring or making dividends or distributions payable solely to holders of our common stock;

•	making payments to the holders of the Contingent Dividend Right (as defined in the Master Contribution Agreement);

•	undertaking a Genius Capital Transaction (defined in the LLC Agreement); and

•	solely to fund our activities not provided for or reimbursed by the Distributor, provided that such activities are permitted to be taken by us under the LLC Agreement.

•
Vote Below Threshold Amount.  At such time as TWC Holders and their permitted transferees collectively beneficially no longer own or have the right to beneficially own, upon conversion, exchange or redemption of Class W Units pursuant to the LLC Agreement, the Threshold Amount, the rights of the holders of the Series W Preferred Stock described above will immediately terminate and each share of Series W Preferred Stock shall entitle the holder thereof to the number of votes represented by the number of shares of common stock into which all Class W Units held by TWC Holders and their permitted transferees would be converted, exchanged or redeemed pursuant to the LLC Agreement, divided by the number of shares of Series W Preferred Stock outstanding at the record date for such vote.

•
Vote Required for Certificate of Incorporation or Bylaw Amendment.  Without the approval (by vote or written consent, as provided by law) of the holders of at least a majority of the then outstanding shares of Series W Preferred Stock voting as a separate class, we will not amend, alter or repeal any provision of our Amended and Restated Certificate of Incorporation or bylaws (by merger or otherwise) so as to adversely affect the preferences, rights or powers of the Series W Preferred Stock.

Dividends  The holders of outstanding shares of Series W Preferred Stock will be entitled to receive dividends, when, as and if declared by the board of directors, out of our assets legally available therefor, as may be declared from time to time by our board of directors.

Liquidiation  In the event of the liquidation, dissolution, winding up or sale or other disposition of all or substantially all of the assets of Genius Products, whether voluntary or involuntary (“Liquidation”), the holders of Series W Preferred Stock will be entitled to receive with respect to each share of Series W Preferred Stock, after payment of or provision for payment of our debts and other liabilities, cash or any other assets of Genius Products in an amount (or having a fair market value) equal to $0.01 plus all accrued but unpaid dividends up to and including the date of Liquidation (the “Liquidation Preference”).  The fair market value of any of our assets and the proportion of cash and other assets distributed by Genius Products to the holders of the Series W Preferred Stock will be reasonably determined in good faith by our board of directors.

Conversion  The Series W Preferred Stock is not convertible into any other class of our stock.

Anti-Takeover Provisions.

Provisions of Delaware law and our certificate of incorporation and bylaws could make our acquisition by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

PLAN OF DISTRIBUTION

Plan of Distribution

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker dealer solicits Investors;

•	block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker dealer as principal and resale by the broker dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•	broker dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the Selling Stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledgee intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Stockholder and/or the purchasers. Each Selling Stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission. If a Selling Stockholder uses this prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

SELLING STOCKHOLDERS

This prospectus covers the offer and sale by the selling stockholders of up to 9,438,105 shares of common stock and an additional 9,344,111 shares of common stock issuable upon exercise of outstanding warrants of which 5,000,000 shares of common stock and 1,650,000 shares of common stock issuable upon exercise of outstanding warrants were issued pursuant to a March 2004 private placement. Of these warrants, (i) 1,078,500 have an exercise price of $0.63 per share; (ii) 160,000 have an exercise price of $0.70 per share; (iii) 1,210,000 have an exercise price of $1.00 per share; (iv) 1,302,000 have an exercise price of $1.20 per share; (v) 2,793,611 have an exercise price of $1.40 per share; and (vi) 2,800,000 have an exercise price of $3.00.

Except as listed below, none of the selling stockholders had a material relationship with us within the past three years.

David Anderson (a former director and consultant, a 5% stockholder and the uncle of Julie Ekelund)
Bendheim Enterprises Inc. (a consultant)
Richard Bermingham (a former director)
Alan Davidson (a former consultant)
Davidson Capital Group (a former consultant)
Sean Goodchild (a consultant)
Firefly Partners, LP (a 5% stockholder)
Jon D. and Linda W. Gruber (5% stockholders)
Gruber & McBaine International (a 5% stockholder)
Lagunitas Partners LP (a 5% stockholder)
Robert Kantor (a 5% stockholder)
Dennis Levin (a former consultant)
Jeff Lotman (a control person of Global Icons, the company who licenses us the use of the Hollywood sign)
J. Patterson McBaine (a 5% stockholder)
Palomar Capital (a former consultant)
John Reynolds (a 5% stockholder and a former consultant)
Les Steinmetz (a consultant)
Francis Anderson, Harvey Kohn, Mary Ellen Spedale, Cary Sucoff and Scott Sucoff (affiliates of Sands Brothers International Limited, our selected broker-dealer for the 2004 private placement)

Alan Davidson is a broker-dealer who received his securities from us as underwriting compensation. Robert Kantor is a broker-dealer who purchased his securities being registered hereunder directly from us, and is considered an underwriter of such securities.

Francis Anderson, Harvey Kohn, Mary Ellen Spedale, Cary Sucoff, Scott Sucoff, Bryan Becker, David Becker, Becker Kantor Partners, Paul Berkman, Francis Greenburger, Sean J. Greene and Jane Kantor are affiliates of a broker-dealer. Other than with respect to securities which may have been received as underwriting compensation, each of these selling stockholders purchased these securities in the ordinary course of business and represented to our company that at the time of purchase they each acquired the securities for investment for their own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof; that each had no present intention of selling, granting any participation in, or otherwise distributing the same and that each at that time had no contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person.

In the purchase agreements, each of the selling stockholders represented that it had acquired the shares for investment purposes only and with no present intention of distributing those shares, except in compliance with all applicable securities law. In addition, each of the selling stockholders represented that each qualifies as an “accredited investor” as such term is defined in Rule 501 under the Securities Act.

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the warrants, if exercised. The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling stockholder has sole or shared voting power or investment power and also any shares the selling stockholder has the right to acquire within 60 days. Percentages are based on a total of 67,759,094 shares of common stock outstanding on March 31, 2008. Shares of common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days of March 31, 2008, are deemed outstanding for computing the percentage of the selling stockholder holding such option or warrant but are not deemed outstanding for computing the percentage of any other selling stockholder.

Name (last name, first name)	Control Person(s)	Foot- note	Shares Offered (includes stock underlying warrants)	Shares Owned Prior to the Offering Number	%**	Shares Owned After the Offering Number	%**
Abiouness, Alfred E.		(1)	14,400	86,400	*	72,000	*
Acree, Marian L.		(2)	3,600	21,600	*	18,000	*
Adams Resources Limited Partnership Kent Lawson		(3)	30,000	85,000	*	55,000	*
Adwar, Jeff		(4)	2,000	12,000	*	10,000	*
Alexion, Barbara		(5)	28,572	57,144	*	28,572	*
Anderson, David and Pamela		(6)	855,715	1,722,081	2.51%	866,366	1.28%
Anderson, Francis		(7)	14,300	14,300	*	0	*
Anguiano—The Daniel B. Anguiano Living Trust	Daniel B. Anguiano	(8)	28,572	62,144	*	33,572	*
Arceo, Constantino		(9)	35,750	71,500	*	35,750	*
Ardmore Blouses Inc. Retirement Plan U/A/D 6/1/88	Alan Wolff and Michael Wolff, Trustees	(10)	4,000	48,000	*	44,000	*
Assi Family Trust Dtd 6/25/99 Kaream Ali Assi TTEE	Kaream Ali Assi	(11)	7,143	42,858	*	35,715	*
Bahl, Forrest John		(12)	115,000	440,500	*	325,500	*
Becker, Bryan		(13)	50,000	105,500	*	55,500	*
Becker, David		(14)	50,000	1,313,030	1.94%	1,263,030	1.86%
Becker—Jane Kantor, Trustee of Trust u/w/o William Becker	Jane Kantor and Robert Kantor, Trustees	(15)	50,000	1,313,030	1.94%	1,263,030	1.86%
Becker Kantor Partners	David Becker and Robert Kantor	(16)	35,715	1,313,030	1.94%	1,277,315	1.89%
Bendheim, Kim		(17)	50,000	100,000	*	50,000	*
Bendheim Enterprises Inc.	John Bendheim	(18)	142,858	309,716	*	166,858	*
Berkman—Fiserve Securities Inc. A/C/F Paul Berkman Std/IRA	Paul Berkman	(19)	3,600	21,600	*	18,000	*
Bermingham—Richard P. Bermingham & Martha K. Bermingham TTEE	Richard P. and Martha K. Bermingham, Trustees	(20)	42,858	85,716	*	42,858	*
Bernstein—Fiserve Securities Inc. A/C/F Hartley Bernstein Con. IRA	Hartley Bernstein	(21)	7,200	43,200	*	36,000	*
Bisnoff, Alvan		(22)	4,000	24,000	*	20,000	*
Borne, Timothy S.		(23)	3,600	21,600	*	18,000	*
Brabham—Edward L. and Janis M. Brabham Trustees for Brabham Family Trust UAD as Revised 3/31/98	Edward L. and Janis M. Brabham, Trustees	(24)	28,572	67,144	*	38,572	*
BRU Holding Co., LLC	Bruce Toll	(25)	52,000	312,000	*	260,000	*
Bulman, Warren E.		(26)	3,000	18,000	*	15,000	*
Carabet	Armyn and Marci Breth	(27)	7,143	14,286	*	7,143	*
Carabet—Norman Carabet MD trust, Norman Carabet TTE U/A 03/30/84	Norman Carabet, Trustee	(28)	7,143	14,286	*	7,143	*
Carcap Co., LLC	Richard P. Carney, Managing Partner	(29)	14,000	84,000	*	70,000	*
Chessin—The Millie Chessin Memorial Foundation for Torah Education, Inc.	Zachary Prensky	(30)	11,000	167,000	*	156,000	*
Chicago Private Investments, Inc.	J. Kanter (President) and L. Gallagher (Secretary)	(31)	8,000	48,000	*	40,000	*
Ciner, Eugene		(32)	1,000	6,000	*	5,000	*
Cohen, Marc A.		(33)	3,600	21,600	*	18,000	*
Cohen Robert		(34)	8,000	48,000	*	40,000	*
Corman Foundation, Inc.	James F. Korman, Charles Dettling and Jane Corman	(35)	14,000	84,000	*	70,000	*

Name (last name, first name)	Control Person(s)	Foot- note	Shares Offered (includes stock underlying warrants)	Shares Owned Prior to the Offering Number	%**	Shares Owned After the Offering Number	%**
Crowther, Scott		(36)	3,000	18,000	*	15,000	*
Davidson, Alan		(69)	325,000	777,150	1.04%	452,150	*
Davidson Capital Group	Thomas Davidson Sr.	(37)	217,500	376,230	*	158,730	*
Dinsmore, M. St. John		(38)	20,000	162,500	*	142,500	*
Edmundson—McDonald Investments Inc. C/FBO Daniel Edmundson	Daniel Edmundson	(39)	4,000	24,000	*	20,000	*
Evans Family Irrevocable Trust dtd 2/1/82	Ronald Evans and Patricia Taylor	(40)	15,000	100,000	*	85,000	*
Evans Family Revocable Trust dtd 2/1/82	Ronald Evans and Patricia Taylor	(41)	15,000	100,000	*	85,000	*
Falcon Picture Group, LLC	Carl Amari, CEO	(42)	70,922	1,457,361	2.15%	1,386,439	2.05%
Firefly Partners, LP	Gruber & McBaine Cap. Mngmt.	(43)	20,000	242,500	*	222,500	*
Frederick, Liza		(44)	35,750	74,456	*	38,706	*
Gantt, Jr. John M.		(45)	71,500	155,000	*	83,500	*
Gardyn, Jorge and Catherine		(46)	3,000	18,000	*	15,000	*
Gauld, Douglas and Anita		(47)	2,500	17,000	*	14,500	*
Gauld, Stuart G.		(48)	10,000	70,000	*	60,000	*
Gemelli, John		(49)	2,000	12,000	*	10,000	*
Gila Products, LLC	Jacob Dweck	(50)	3,000	18,000	*	15,000	*
Gilcy Partners Ltd. L.P.	Aaron Cohen and Nancy Cohen	(51)	3,600	21,600	*	18,000	*
Glassman, Jeffrey S.		(52)	3,600	21,600	*	18,000	*
Goldberg—Stanley Goldberg TTEE, Lynn G. Intrater TTEE	Lynn Intrater	(53)	14,000	84,000	*	70,000	*
Goodchild, Sean		(54)	207,857	667,796	*	459,939	*
Goodridge, Aaron		(55)	3,600	21,600	*	18,000	*
Greenburger, Francis		(56)	200,000	1,313,030	1.93%	1,113,030	1.64%
Greene, Sean J.		(57)	8,000	48,000	*	40,000	*
Greenfield, Harvey		(58)	3,600	21,600	*	18,000	*
Grossman—IRO FBO Walter S. Grossman, Pershing LLC as Cust.	Walter S. Grossman	(59)	10,000	60,000	*	50,000	*
Gruber, Jon D. and Linda W.		(60)	25,000	2,015,690	2.97%	1,990,690	2.94%
Gruber & McBaine International	Jon D. Gruber and J. Patterson McBaine	(61)	30,714	236,985	*	206,271	*
Hargreave Hale Nominees	Richard Polliker, Director	(62)	7,200	43,200	*	36,000	*
Harte, Mary Lynn		(63)	2,000	12,000	*	10,000	*
Harte—John J. Harte TTEE/ M.P.P.	John J. Harte	(64)	5,200	31,200	*	26,000	*
Hogue, Douglas and Alexis		(65)	6,000	36,000	*	30,000	*
Holtvluwer, Kenneth E.		(66)	28,572	69,944	*	41,372	*
Hughes, Kurtis D.		(67)	3,600	21,600	*	18,000	*
Iroquois Capital, LP	Josh Silverman	(68)	14,400	300,000	*	285,600	*
JAOR Inc.	Jim Jacobs	(70)	4,000	24,000	*	20,000	*
Johnson, James W.		(71)	4,000	24,000	*	20,000	*
JR Squared, LLC	Jeffrey Markowitz	(72)	50,000	300,000	*	250,000	*
Kaltenthaler, Klaus		(73)	5,715	51,430	*	45,715	*
Kanter Family Foundation	Joel Kanter	(74)	8,000	48,000	*	40,000	*
Kantor, Robert		(75)	288,500	1,313,030	1.93%	1,024,530	1.55%
Kashi—Fiserve Securities A/C/F Joseph S. Kashi IRA	Joseph S. Kashi Inc.	(76)	3,000	18,000	*	15,000	*
Kaufman, Laurie		(77)	100,000	100,000	*	0	*
Kaufman, Thomas Z.		(78)	71,429	142,858	*	71,429	*
Khalaf—Elaine Khalaf Revocable Trust U/A/D 7-27	Elaine Khalaf TTEE	(79)	3,600	21,600	*	18,000	*
Khalaf—Elaine Khalaf Revocable Trust U/A/D 7-27	Elaine Khalaf TTEE	(79)	3,600	21,600	*	18,000	*

Name (last name, first name)	Control Person(s)	Foot- note	Shares Offered (includes stock underlying warrants)	Shares Owned Prior to the Offering Number	%**	Shares Owned After the Offering Number	%**
Kim, James W.		(80)	35,714	71,428	*	35,714	*
Kohlhagen, Steven		(81)	400,000	400,000	*	0	*
Kohn, Harvey		(82)	28,600	57,200	*	28,600	*
Kohn, Harvey		(83)	125,125	125,125	*	0	*
Kohn, Helen		(84)	20,000	120,000	*	100,000	*
Kohn, Jeffrey		(85)	3,000	18,000	*	15,000	*
Konviser, Estelle		(86)	2,000	12,000	*	10,000	*
Kraniak, Richard		(87)	10,000	113,500	*	103,500	*
Krathen, David and Francine		(88)	10,000	60,000	*	50,000	*
Krinick, Ronald		(89)	8,000	48,000	*	40,000	*
Krueger, Kurt A. and Dee A.		(90)	28,572	63,144	*	34,572	*
Kupchik—Fiserve Securities Inc. A/C/F Allen Kupchik Con IRA	Allen Kupchick	(91)	2,000	12,000	*	10,000	*
KWG Trust Dated 1/1/04	Jeff Zaluda	(92)	146,250	146,250	*	0	*
Lagunitas Partners LP	Gruber & McBaine Cap. Mngmt.	(93)	131,443	995,305	1.47%	863,862	1.27%
Lawler—Curtis W. Lawler Trust Oct. 19, 1999	Curtis W. Lawler	(94)	295,817	636,432	*	340,615	*
Levin, Dennis		(95)	41,000	187,127	*	146,127	*
Lin, Jack		(96)	3,600	21,600	*	18,000	*
Little Bear Investments, LLC	J. Mann, Esq. and Zachary Prensky	(97)	4,000	77,000	*	73,000	*
Lotman, Jeff		(98)	35,000	256,175	*	221,175	*
Lowe—Joseph and Beva Lowe JT	Joseph and Beva Lowe	(99)	3,600	21,600	*	18,000	*
LW Marjac, LLC	Alan Zunamon	(100)	4,000	24,000	*	20,000	*
Mannion, William I.		(101)	3,600	21,600	*	18,000	*
Marcucilli, Ted and Judy G.		(102)	3,600	21,600	*	18,000	*
Marohl, Don M. and Sandra L.		(103)	30,000	60,000	*	30,000	*
McBaine, J. Patterson		(104)	7,143	1,285,800	1.90%	1,278,657	1.89%
McCarter—Ann Lamar McCarter Rev Living Trust dtd 7/8/99	Ann Lamar McCarter	(105)	28,572	77,144	*	48,572	*
McNabney, John C. and Joyce L.		(106)	2,000	12,000	*	10,000	*
Molleur—Robert J. Molleur Trust	Robert J. Molleur Trustee	(107)	6,000	36,000	*	30,000	*
Morris, S. Joan		(108)	3,600	21,600	*	18,000	*
Mosenson, Gayle		(109)	2,000	12,000	*	10,000	*
Muffet, David		(110)	2,000	12,000	*	10,000	*
Nathanson, Barry		(111)	600,000	600,000	*	0	*
Nathanson, Richard		(112)	100,000	100,000	*	0	*
Novak, Jerold		(113)	3,600	21,600	*	18,000	*
O’Mahony, John		(114)	8,000	48,000	*	40,000	*
Orion Operating Corporation	Carlyle MacHarg	(115)	13,000	78,000	*	65,000	*
Padgett, Kenneth E.		(116)	-	120,000	*	100,000	*
Palomar Capital	Myoung Ja		31,572	31,572	*	0	*
Prensky, Wolf & Carolyn B.		(117)	7,000	42,000	*	35,000	*
Prensky, Zachary		(118)	7,000	167,000	*	160,000	*
Professional Traders Management, LLC		(119)	20,000	120,000	*	100,000	*
Pudvah, Dennis L. & Emma		(120)	3,600	21,600	*	18,000	*
Rabanipour, Soleiman		(121)	3,600	21,600	*	18,000	*
Raben, Norman and Lila Leigh		(122)	2,500	15,000	*	12,500	*
Rasmussen, Jorgen		(123)	5,000	30,000	*	25,000	*
Reynolds, John D.		(124)	660,000	1,280,800	1.87%	620,800	*
Rogers II, William J.		(125)	121,500	347,500	*	226,000	*
Roher—Fiserve Securities Inc. A/C/F Howard Roher SEP IRA	Howard Roher	(126)	1,000	12,000	*	11,000	*

Name (last name, first name)	Control Person(s)	Foot- note	Shares Offered (includes stock underlying warrants)	Shares Owned Prior to the Offering Number	%**	Shares Owned After the Offering Number	%**
Rose, Inc.	Tom MacAdam & Delbert W. Coleman	(127)	8,000	48,000	*	40,000	*
Roush, Dave		(128)	7,000	42,000	*	35,000	*
Rowe, Michael		(129)	3,600	21,600	*	18,000	*
Rubin, Alan J.		(130)	14,400	86,400	*	72,000	*
Schoenfeld—Fiserve Securities Inc. A/C/F Joel Schoenfeld Con. IRA	Joel Schoenfeld	(131)	4,000	24,000	*	20,000	*
Schoultz, Chet B.		(132)	3,600	21,600	*	18,000	*
Shapiro, Howard		(133)	574,400	1,152,200	1.69%	577,800	*
Shapiro, Ronald F. & Susan L.		(134)	2,000	12,000	*	10,000	*
Shapiro—Fiserve Securities Inc. A/C/F Howard Shapiro Con IRA	Howard Shapiro	(135)	2,000	12,000	*	10,000	*
Shapiro—Howard Shapiro as custodian for Dina Shapiro	Howard Shapiro	(136)	36,000	1,152,200	1.70%	1,116,200	1.65%
Shapiro—Howard Shapiro as custodian for Pam Shapiro	Howard Shapiro	(137)	36,000	1,152,200	1.70%	1,116,200	1.65%
Shapiro—Susan Shapiro as custodian for David Shapiro	Susan Shapiro	(138)	36,000	72,000	*	36,000	*
Siegel, James F.		(139)	35,715	71,430	*	35,715	*
Silverstein, Jerome		(140)	6,000	36,000	*	30,000	*
Silverstein, Michael		(141)	50,000	386,500	*	336,500	*
Spedale, Mary Ellen		(142)	7,000	7,700	*	700	*
Steinmetz, Les		(143)	1,200,000	0	*	0	*
Sucoff, Cary		(144)	125,275	202,275	*	77,000	*
Sucoff, Scott		(145)	85,800	86,650	*	850	*
Sucoff—Fiserve Securities Inc. A/C/F Cary W. Sucoff Con IRA	Cary Sucoff	(146)	7,000	202,275	*	195,275	*
Swingle, John R.		(147)	5,000	30,000	*	25,000	*
Targhee Trust, Deirdre Henderson	Deirdre Henderson	(148)	146,250	146,250	*	0	*
Taylor, Trude C.		(149)	14,400	86,400	*	72,000	*
Trout—Equity Trust Co. Custodian FBO Tommy Dean Trout IRA	Tommy Dean Trout	(150)	30,000	60,000	*	30,000	*
Veilleux, Suzanne		(151)	2,500	35,000	*	32,500	*
Vertical Ventures, LLC	Josh Silverman	(152)	35,600	300,000	*	264,400	*
Vesley, Scott		(153)	10,000	60,000	*	50,000	*
White, Joan L. and Donald W.		(154)	2,500	15,000	*	12,500	*
Wickman—Fred Edward Wickman Family Trust	Fred Edward Wickman	(155)	30,000	171,000	*	141,000	*
Williams, Edward L. and Elaine E.		(156)	14,286	28,572	*	14,286	*
Wolff, Alan		(157)	3,000	42,000	*	39,000	*
Wolff, Michael		(158)	1,000	30,000	*	29,000	*
Youngren, Harold		(159)	2,500	15,000	*	12,500	*
Zaretsky, Alan		(160)	143,000	286,000	*	143,000	*
Zimmerman, Jeffrey		(161)	28,572	97,144	*	68,572	*

*	Less than 1%
**
The information reported in this table is as of March 31, 2008. The total number of shares being offered does not match the number of shares registered in the registration statement to which this prospectus is a part as certain selling stockholders have disposed of their shares since acquiring them.

(1)	Includes stock underlying a warrant to purchase 14,400 shares of common stock at an exercise price of $3.00 per share.
(2)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(3)	Includes stock underlying a warrant to purchase 30,000 shares of common stock at an exercise price of $1.40 per share.
(4)	Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share.
(5)	Includes stock underlying a warrant to purchase 28,572 shares of common stock at an exercise price of $1.40 per share.
(6)
Includes stock underlying a warrant to purchase 35,715 shares at an exercise price of $1.40 per share and a warrant to purchase 820,000 shares of common stock at an exercise price of $0.63 per share. Mr. Anderson is a former member of the Board of Directors and is the uncle of Julie Ekelund, an Executive Vice President.

(7)	Includes stock underlying a warrant to purchase 14,300 shares of common stock at an exercise price of $3.00 per share.
(8)	Includes stock underlying a warrant to purchase 28,572 shares of common stock at an exercise price of $1.40 per share.
(9)	Includes stock underlying a warrant to purchase 35,750 shares of common stock at an exercise price of $1.40 per share.
(10)
Ownership includes stock beneficially owned in by Alan Wolff and Michael Wolff who are listed individually in this table as selling shareholders. Shares offered include stock underlying a warrant to purchase 4,000 shares of common stock at an exercise price of $3.00 per share.

(11)	Includes stock underlying a warrant to purchase 7,143 shares of common stock at an exercise price of $3.00 per share.
(12)
Includes stock underlying three warrants to purchase 75,000 shares, 30,000 shares and 10,000 shares, each at an exercise price of $3.00 per share, and a warrant to purchase 75,000 shares at an exercise price of $1.00 per share.

(13)	Includes stock underlying two warrants to purchase 25,000 shares each, one at an exercise price of $3.00 per share and one at an exercise price of $1.00 per share.
(14)
Ownership includes stock beneficially owned by Robert Kantor, who controls David Becker’s shares, and stock beneficially owned by Becker Kantor Partners. David Becker is a partner of Becker Kantor Partners. Becker Kantor Partners and Robert Kantor are listed individually in this table as selling shareholders. Shares offered include stock underlying two warrants to purchase 25,000 shares each, one at an exercise price of $3.00 per share and one at an exercise price of $1.00 per share.

(15)
Ownership includes stock beneficially owned by Robert Kantor, who controls the William Becker Trust shares. Robert Kantor is listed individually in this table as a selling shareholder. Shares offered include stock underlying two warrants to purchase 25,000 shares each, one at an exercise price of $3.00 per share and one at an exercise price of $1.00 per share.

(16)
Ownership includes stock beneficially owned by David Becker and Robert Kantor. David Becker and Robert Kantor are partners of Becker Kantor Partners. David Becker and Robert Kantor are listed individually in this table as selling shareholders. Shares offered include stock underlying a warrant to purchase 35,715 shares at an exercise price of $1.40 per share.

(17)	Includes stock underlying a warrant to purchase 50,000 shares of common stock at an exercise price of $1.40 per share.
(18)	Includes stock underlying a warrant to purchase 142,858 shares of common stock at an exercise price of $1.40 per share.
(19)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(20)	Includes stock underlying a warrant to purchase 42,858 shares of common stock at an exercise price of $1.40 per share. Mr. Bermingham is a former member of the Board of Directors. 40
(21)	Includes stock underlying a warrant to purchase 7,200 shares of common stock at an exercise price of $3.00 per share.
(22)	Includes stock underlying a warrant to purchase 4,000 shares of common stock at an exercise price of $3.00 per share.
(23)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(24)
Ownership includes stock beneficially owned in the name of Edward L. and Janis M. Brabham Trustees for Brabham Family Trust UAD 3/31/98. Includes stock underlying a warrant to purchase 28,572 shares of common stock at an exercise price of $1.40 per share.

(25)	Includes stock underlying a warrant to purchase 52,000 shares of common stock at an exercise price of $3.00 per share.
(26)	Includes stock underlying a warrant to purchase 3,000 shares of common stock at an exercise price of $3.00 per share.
(27)	Includes stock underlying a warrant to purchase 7,143 shares of common stock at an exercise price of $1.40 per share.
(28)	Includes stock underlying a warrant to purchase 7,143 shares of common stock at an exercise price of $1.40 per share.

(29)	Includes stock underlying a warrant to purchase 14,000 shares of common stock at an exercise price of $3.00 per share.
(30)
Ownership includes stock beneficially owned in the name of Zachary Prenksy. Mr. Prensky is the control person for The Millie Chessin Memorial Foundation for Torah Education, Inc., and Little Bear Investments, LLC, who are each listed individually in this table as a selling shareholder. Shares offered include stock underlying a warrant to purchase 11,000 shares of common stock at an exercise price of $3.00 per share.

(31)	Includes stock underlying a warrant to purchase 8,000 shares of common stock at an exercise price of $3.00 per share.
(32)	Includes stock underlying a warrant to purchase 1,000 shares of common stock at an exercise price of $3.00 per share.
(33)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(34)	Includes stock underlying a warrant to purchase 8,000 shares of common stock at an exercise price of $3.00 per share.
(35)	Includes stock underlying a warrant to purchase 14,000 shares of common stock at an exercise price of $3.00 per share.
(36)	Includes stock underlying a warrant to purchase 3,000 shares of common stock at an exercise price of $3.00 per share.
(37)	Includes stock underlying a warrant to purchase 217,500 shares of stock at an exercise price of $0.63 per share. 158,730 shares owned after the offering are held in the name of Thomas Davidson, Sr.
(38)	Includes stock underlying a warrant to purchase 20,000 shares of common stock at an exercise price of $3.00 per share.
(39)	Includes stock underlying a warrant to purchase 4,000 shares of common stock at an exercise price of $3.00 per share.
(40)
Ownership includes stock beneficially owned in the name of the Evans Family Revocable Trust dtd 1/2/82. Ronald Evans and Patricia Taylor are the control persons for the Evans Family Irrevocable and Revocable Trusts. The Evans Family Revocable Trust dtd 1/2/82 is also listed individually in this table as a selling shareholder. Shares offered include stock underlying a warrant to purchase 15,000 shares of common stock at an exercise price of $1.40 per share.

(41)
Ownership includes stock beneficially owned in the name of the Evans Family Irrevocable Trust dtd 1/2/82. Ronald Evans and Patricia Taylor are the control persons for the Evans Family Irrevocable and Revocable Trusts. The Evans Family Irrevocable Trust dtd 1/2/82 is also listed individually in this table as a selling shareholder. Shares offered include stock underlying a warrant to purchase 15,000 shares of common stock at an exercise price of $1.40 per share.

(42)	Ownership includes stock beneficially owned by Carl Amari, CEO of Falcon Picture Group. Carl Amari is listed individually in this table as a selling shareholder.
(43)	Shares offered include stock underlying a warrant to purchase 20,000 shares of common stock at an exercise price of $3.00 per share.
(44)
Includes stock underlying a warrant to purchase 35,750 shares of common stock at an exercise price of $1.40 per share. 2,956 shares owned after the offering are held in the name of Charles Schwab Trust Co. TTEE/Liza Frederick General Anesthesia Services 401K.

(45)	Includes stock underlying a warrant to purchase 71,500 shares of common stock at an exercise price of $1.40 per share.
(46)	Includes stock underlying a warrant to purchase 3,000 shares of common stock at an exercise price of $3.00 per share.
(47)	Includes stock underlying a warrant to purchase 2,500 shares of common stock at an exercise price of $3.00 per share. 2,000 shares owned after the offering are held in the name of Anita Gauld.
(48)
Includes stock underlying a warrant to purchase 10,000 shares of common stock at an exercise price of $3.00 per share. 10,000 shares owned after the offering are held in the name of DCG&T FBO Stuart Gordon Gauld IRA.

(49)	Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share.
(50)	Includes stock underlying a warrant to purchase 3,000 shares of common stock at an exercise price of $3.00 per share.
(51)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(52)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(53)	Includes stock underlying a warrant to purchase 14,000 shares of common stock at an exercise price of $3.00 per share.
(54)
Includes stock underlying three warrants — one to purchase 100,000 shares at an exercise price of $3.00 per share, one to purchase 7,857 shares at an exercise price of $3.00 per share and one to purchase 100,000 shares at an exercise price of $1.00 per share. 420,654 shares owned after the offering are held in the name of S G Consulting Inc., an entity controlled by Sean Goodchild.

(55)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(56)
Ownership includes stock beneficially owned by Robert Kantor, who controls Francis Greenburger’s shares. Robert Kantor is also listed individually in this table as a selling shareholder. Shares offered include stock underlying two warrants to purchase 100,000 shares each, one at an exercise price of $3.00 per share and one at an exercise price of $1.00 per share.

(57)	Includes stock underlying a warrant to purchase 8,000 shares of common stock at an exercise price of $3.00 per share.
(58)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(59)	Includes stock underlying a warrant to purchase 10,000 shares of common stock at an exercise price of $3.00 per share.
(60)
Ownership includes stock beneficially owned by Jon D. Gruber, Gruber & McBaine International and J. Patterson McBaine. Jon D. Gruber and J. Patterson McBaine control Gruber & McBaine Capital Management, the investment advisor for Firefly Partners, LP, Gruber & McBaine International and Lagunitas Partners LP. Shares offered include stock underlying a warrant to purchase 25,000 shares of common stock at an exercise price of $3.00 per share.

(61)	Shares offered include stock underlying a warrant to purchase 30,714 shares of common stock at an exercise price of $3.00 per share.
(62)	Includes stock underlying a warrant to purchase 7,200 shares of common stock at an exercise price of $3.00 per share.
(63)	Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share.
(64)	Includes stock underlying a warrant to purchase 5,200 shares of common stock at an exercise price of $3.00 per share.
(65)	Includes stock underlying a warrant to purchase 6,000 shares of common stock at an exercise price of $3.00 per share.
(66)	Includes stock underlying a warrant to purchase 28,572 shares of common stock at an exercise price of $1.40 per share.

(67)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(68)
Ownership includes stock beneficially owned through the control of shares held by Josh Silverman, the control person of Vertical Ventures, LLC. Vertical Ventures, LLC, is also listed individually in this table as a selling shareholder. Shares offered include stock underlying a warrant to purchase 14,400 shares of common stock at an exercise price of $3.00 per share. Mr. Silverman disclaims beneficial ownership of the shares held by Iroquois Capital, LP and Vertical Ventures, LLC.

(69)
Includes stock underlying two warrants to purchase a total of 80,000 shares at an exercise price of $1.20 per share; a warrant to purchase 60,000 shares at an exercise price of $1.00 per share and a warrant to purchase 160,000 shares at an exercise price of $0.70 per share.

(70)	Includes stock underlying a warrant to purchase 4,000 shares of common stock at an exercise price of $3.00 per share.
(71)	Includes stock underlying a warrant to purchase 4,000 shares of common stock at an exercise price of $3.00 per share.
(72)	Includes stock underlying a warrant to purchase 50,000 shares of common stock at an exercise price of $3.00 per share.
(73)	Includes stock underlying a warrant to purchase 5,715 shares of common stock at an exercise price of $1.40 per share.
(74)	Includes stock underlying a warrant to purchase 8,000 shares of common stock at an exercise price of $3.00 per share.
(75)
Ownership includes stock beneficially owned through the control of the shares held by David Becker, the Trust of William Becker, Becker Kantor Partners and Francis Greenburger each of whom is also listed individually in this table as a selling shareholder. Beneficial ownership also includes shares Mr. Kantor holds as the trustee of the Philip Becker Family Trust; 4,700 shares as the custodian for Jacob Becker; 4,400 shares as the custodian for Perri R. Katz and 129,500 shares in the name of Becker & Becker. Mr. Kantor is a control person for Becker & Becker. Shares offered include stock underlying five warrants — two to purchase 25,000 shares and 22,000 shares, respectively, each at an exercise price of $3.00 per share; two to purchase 145,000 shares and 71,500 shares, respectively, each at an exercise price of $1.40 per share and a warrant to purchase 25,000 shares at an exercise price of $1.00 per share.

(76)	Includes stock underlying a warrant to purchase 3,000 shares of common stock at an exercise price of $3.00 per share.
(77)	Includes stock underlying two warrants to purchase 50,000 shares each, one at an exercise price of $3.00 per share and one at an exercise price of $1.00 per share.
(78)	Includes stock underlying a warrant to purchase 71,429 shares of common stock at an exercise price of $1.40 per share.
(79)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.

(80)	Includes stock underlying a warrant to purchase 35,714 shares of common stock at an exercise price of $1.40 per share.
(81)	Includes stock underlying two warrants to purchase 200,000 shares each, one at an exercise price of $3.00 per share and one at an exercise price of $1.00 per share.
(82)	Includes stock underlying a warrant to purchase 28,600 shares of common stock at an exercise price of $1.40 per share. Note: There are two different Harvey Kohns listed in this table.
(83)
Includes stock underlying a warrant to purchase 125,125 shares of common stock at an exercise price of $3.00 per share. Does not include stock owned by his wife, Helen Kohn, who is also listed individually in this table as a selling shareholder. Note: There are two different Harvey Kohns listed in this table.

(84)
Includes stock underlying a warrant to purchase 20,000 shares of common stock at an exercise price of $3.00 per share. Does not include stock owned by her husband, Harvey Kohn, who is also listed individually in this table as a selling shareholder of 125,125 shares. Note: There are two different Harvey Kohns listed in this table.

(85)	Includes stock underlying a warrant to purchase 3,000 shares of common stock at an exercise price of $3.00 per share.
(86)	Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share.
(87)
Includes stock underlying a warrant to purchase 10,000 shares of common stock at an exercise price of $3.00 per share. 53,500 shares owned after the offering are held in the name of Richard Kraniak IRA R/O Etrade Custodian.

(88)	Includes stock underlying a warrant to purchase 10,000 shares of common stock at an exercise price of $3.00 per share.
(89)	Includes stock underlying a warrant to purchase 8,000 shares of common stock at an exercise price of $3.00 per share.
(90)	Includes stock underlying a warrant to purchase 28,572 shares of common stock at an exercise price of $1.40 per share.
(91)	Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share.
(92)	Includes stock underlying a warrant to purchase 146,250 shares of common stock at an exercise price of $3.00 per share.
(93)	Shares offered include stock underlying a warrant to purchase 131,443 shares of common stock at an exercise price of $3.00 per share.
(94)	Includes stock underlying a warrant to purchase 285,716 shares of common stock at an exercise price of $1.40 per share.
(95)
Includes stock underlying a warrant to purchase 41,000 shares of common stock at an exercise price of $0.63. 27,281 shares owned after the offering are held in the name of Dennis Levin & Adele Levin TTEES FBO The Levin Family Trust DTD 12/3/99.

(96)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(97)
Ownership includes stock beneficially owned in the name of Zachary Prenksy. Mr. Prensky is the control person for The Millie Chessin Memorial Foundation for Torah Education, Inc., and Little Bear Investments, LLC, who are each also listed individually in this table as a selling shareholder. Shares offered include stock underlying a warrant to purchase 4,000 shares of common stock at an exercise price of $3.00 per share.

(98)	Includes stock underlying a warrant to purchase 35,000 shares of common stock at an exercise price of $1.40 per share.
(99)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(100)	Includes stock underlying a warrant to purchase 4,000 shares of common stock at an exercise price of $3.00 per share.
(101)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(102)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(103)	Includes stock underlying a warrant to purchase 30,000 shares of common stock at an exercise price of $1.40 per share.
(104)
Ownership includes stock beneficially owned by Jon D. Gruber, Gruber & McBaine International and J. Patterson McBaine. Jon D. Gruber and J. Patterson McBaine control Gruber & McBaine Capital Management, the investment advisor for Firefly Partners, LP, Gruber & McBaine International and Lagunitas Partners LP who are each also listed individually in this table as a selling shareholder. Jon D. Gruber and J. Patterson McBaine are also each listed individually in this table as a selling shareholder. Shares offered include stock underlying a warrant to purchase 7,143 shares of common stock at an exercise price of $3.00 per share.

(105)
Includes stock underlying a warrant to purchase 28,572 shares of common stock at an exercise price of $1.40 per share. 20,000 of the shares owned after the offering are held in the name of Ann McCarter.

(106)	Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share.
(107)	Includes stock underlying a warrant to purchase 6,000 shares of common stock at an exercise price of $3.00 per share.
(108)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(109)	Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share.
(110)	Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share.
(111)	Includes stock underlying two warrants to purchase 300,000 shares each, one at an exercise price of $3.00 per share and one at an exercise price of $1.00 per share.
(112)	Includes stock underlying two warrants to purchase 50,000 shares each, one at an exercise price of $3.00 per share and one at an exercise price of $1.00 per share.
(113)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(114)	Includes stock underlying a warrant to purchase 8,000 shares of common stock at an exercise price of $3.00 per share.
(115)	Includes stock underlying a warrant to purchase 13,000 shares of common stock at an exercise price of $3.00 per share.
(116)	Includes stock underlying a warrant to purchase 20,000 shares of common stock at an exercise price of $3.00 per share.
(117)	Includes stock underlying a warrant to purchase 7,000 shares of common stock at an exercise price of $3.00 per share.
(118)
Ownership includes stock beneficially owned in the name of The Millie Chessin Memorial Foundation for Torah Education, Inc. and Little Bear Investments, Inc., each controlled by Mr. Prensky. The Millie Chessin Memorial Foundation for Torah Education, Inc., and Little Bear Investments, LLC, are each also listed individually in this table as a selling shareholder.

Shares offered include stock underlying a warrant to purchase 7,000 shares of common stock at an exercise price of $3.00 per share.
(119)	Includes stock underlying a warrant to purchase 20,000 shares of common stock at an exercise price of $3.00 per share.
(120)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(121)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(122)	Includes stock underlying a warrant to purchase 2,500 shares of common stock at an exercise price of $3.00 per share.
(123)	Includes stock underlying a warrant to purchase 5,000 shares of common stock at an exercise price of $3.00 per share.
(124)
Includes stock underlying six warrants—two to purchase 75,000 shares and 10,000 shares, respectively, each at an exercise price of $3.00 per share; two to purchase 396,571 shares and 71,429 shares, respectively, each at an exercise price of $1.40 per share; a warrant to purchase 32,000 shares at an exercise price of $1.20 per share and a warrant to purchase 75,000 shares at an exercise price of $1.00 per share.

(125)	Includes stock underlying a warrant to purchase 121,500 shares of common stock at an exercise price of $1.40 per share.
(126)	Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share.
(127)	Includes stock underlying a warrant to purchase 8,000 shares of common stock at an exercise price of $3.00 per share.
(128)	Includes stock underlying a warrant to purchase 7,000 shares of common stock at an exercise price of $3.00 per share.
(129)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(130)	Includes stock underlying a warrant to purchase 14,400 shares of common stock at an exercise price of $3.00 per share.
(131)	Includes stock underlying a warrant to purchase 4,000 shares of common stock at an exercise price of $3.00 per share.
(132)	Includes stock underlying a warrant to purchase 3,600 shares of common stock at an exercise price of $3.00 per share.
(133)
Ownership includes stock beneficially owned in the name of Howard Shapiro as custodian for Dina Shapiro and Pam Shapiro, also listed individually in this table as selling shareholders. Shares offered include stock underlying four warrants—two to purchase 100,000 shares and 14,400 shares, respectively, each at an exercise price of $3.00 per share; a warrant to purchase 360,000 shares at an exercise price of $1.40 per share and a warrant to purchase 100,000 shares at an exercise price of $1.00 per share. 1,800 shares owned after the offering are held in the name of Howard Shapiro as custodian for Beatrice A. Shapiro. There is another unrelated Howard Shapiro listed under “Shapiro—Fiserve Securities Inc. A/C/F Howard Shapiro Con IRA”.

(134)	Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share.
(135)
Includes stock underlying a warrant to purchase 2,000 shares of common stock at an exercise price of $3.00 per share. There is another unrelated Howard Shapiro listed in this table, also listed as “Custodian for Dina Shapiro” and as “Custodian for Pam Shapiro”.

(136)
Ownership includes stock beneficially owned in the name of Howard Shapiro and Howard Shapiro as Custodian for Pam Shapiro. Howard Shapiro and Howard Shapiro as Custodian for Pam Shapiro are also listed individually in this table as selling shareholders. Shares offered include stock underlying a warrant to purchase 36,000 shares of common stock at an exercise price of $1.40 per share. There is another unrelated Howard Shapiro listed under “Shapiro—Fiserve Securities Inc. A/C/F Howard Shapiro Con IRA”.

(137)
Ownership includes stock beneficially owned in the name of Howard Shapiro and Howard Shapiro as custodian for Dina Shapiro. Howard Shapiro and Howard Shapiro as Custodian for Dina Shapiro are also listed individually in this table as selling shareholders. Shares offered include stock underlying a warrant to purchase 36,000 shares of common stock at an exercise price of $1.40 per share. There is another unrelated Howard Shapiro listed under “Shapiro—Fiserve Securities Inc. A/C/F Howard Shapiro Con IRA”.

(138)	Includes stock underlying a warrant to purchase 36,000 shares of common stock at an exercise price of $1.40 per share.
(139)	Includes stock underlying a warrant to purchase 35,715 shares of common stock at an exercise price of $1.40 per share.
(140)	Includes stock underlying a warrant to purchase 6,000 shares of common stock at an exercise price of $3.00 per share.
(141)
Includes stock underlying a warrant to purchase 50,000 shares of common stock at an exercise price of $1.40 per share. 500 shares owned after the offering are held in the name of NFS/FMTC Rollover IRA FBO Michael Silverstein.

(142)	Includes stock underlying a warrant to purchase 7,000 shares of common stock at an exercise price of $3.00 per share.
(143)
Includes stock underlying a warrant to purchase 1,200,000 shares of common stock at an exercise price of $1.20 per share. Shares offered include shares issuable upon the exercise of warrants. These warrant shares are not considered to be beneficially owned under Rule 13d-3 and therefore do not yet appear as shares owned in the other columns.

(144)
Ownership includes stock beneficially owned in the name of Fiserve Securities Inc. A/C/F Cary W. Sucoff Con IRA, also listed individually in this table as a selling shareholder. Shares offered include stock underlying a warrant to purchase 125,275 shares of common stock at an exercise price of $3.00 per share.

(145)
Includes stock underlying a warrant to purchase 85,800 shares of common stock at an exercise price of $3.00 per share. 850 shares owned after the offering are held in the name of Fiserve Securities C/F Scott Sucoff IRA R/O.

(146)
Ownership includes stock beneficially owned in the name of Cary Sucoff, also listed individually in this table as a selling shareholder. Shares offered include includes stock underlying a warrant to purchase 7,000 shares of common stock at an exercise price of $3.00 per share.

(147)	Includes stock underlying a warrant to purchase 5,000 shares of common stock at an exercise price of $3.00 per share.
(148)	Includes stock underlying a warrant to purchase 146,250 shares of common stock at an exercise price of $3.00 per share.
(149)	Includes stock underlying a warrant to purchase 14,400 shares of common stock at an exercise price of $3.00 per share.
(150)	Includes stock underlying a warrant to purchase 30,000 shares of common stock at an exercise price of $1.40 per share.
(151)
Includes stock underlying a warrant to purchase 2,500 shares of common stock at an exercise price of $3.00 per share. 14,000 shares owned after the offering are held in the name of Susan Veilleux, Charles Schwab & Co. Inc. Cust.

(152)
Ownership includes stock beneficially owned through the control of shares held by Josh Silverman, the control person of Iroquois Capital, LP. Iroquois Capital, LP, is also listed individually in this table as a selling shareholder. Shares offered include stock underlying a warrant to purchase 35,600 shares of common stock at an exercise price of $3.00 per share. Mr. Silverman disclaims beneficial ownership of the shares held by Iroquois Capital, LP and Vertical Ventures, LLC.

(153)	Includes stock underlying a warrant to purchase 10,000 shares of common stock at an exercise price of $3.00 per share.
(154)	Includes stock underlying a warrant to purchase 2,500 shares of common stock at an exercise price of $3.00 per share.
(155)	Includes stock underlying a warrant to purchase 30,000 shares of common stock at an exercise price of $1.40 per share.
(156)	Includes stock underlying a warrant to purchase 14,286 shares of common stock at an exercise price of $1.40 per share.
(157)
Ownership includes stock beneficially owned in the name of Ardmore Blouses Inc. Retirement Plan. Alan Wolff is a trustee for Ardmore. Ardmore is also listed individually in this table as a selling shareholder. Shares offered include stock underlying a warrant to purchase 3,000 shares of common stock at an exercise price of $3.00 per share.

(158)
Ownership includes stock beneficially owned in the name of Ardmore Blouses Inc. Retirement Plan. Michael Wolff is a trustee for Armore. Ardmore is also listed individually in this table as a selling shareholder. Shares offered include stock underlying a warrant to purchase 1,000 shares of common stock at an exercise price of $3.00 per share.

(159)	Includes stock underlying a warrant to purchase 2,500 shares of common stock at an exercise price of $3.00 per share.
(160)	Includes stock underlying a warrant to purchase 143,000 shares of common stock at an exercise price of $1.40 per share.
(161)
Includes stock underlying a warrant to purchase 28,572 shares of common stock at an exercise price of $1.40 per share. 30,000 shares owned after the offering are held in the name of Jeffrey Zimmerman and Susan M. Zimmerman JTWROS.

LEGAL MATTERS

The validity of the shares of common stock being offered hereby will be passed upon for us by Morrison & Foerster LLP, Los Angeles, California.

 EXPERTS

The consolidated financial statements of Genius Products, Inc. and subsidiaries and Genius Products, LLC and subsidiaries, appearing in Genius Products, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2007 (including schedules appearing therein), and the effectiveness of Genius Products, Inc.’s internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and schedules as of December 31, 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year ended December 31, 2005, incorporated by reference in this Prospectus and Registration Statement have been audited by Singer Lewak Greenbaum & Goldstein LLP, an independent registered public accounting firm, to the extent and for the periods indicated in their report incorporated in this Prospectus and Registration Statement and are incorporated by reference in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus constitutes the prospectus of our company, filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission, or the SEC.

We are subject to the informational requirements of the Securities Exchange Act of 1934, which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected at the public reference room of the SEC at 100 F Street N.E., Washington D.C. 20549. Copies of such material can be obtained from the facility at prescribed rates. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov or our website at http://www.GeniusProducts.com. Information contained in our website is not part of this prospectus.

Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of our contract or other document we have filed as an exhibit to the registration statement for complete information.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

We furnish our stockholders with annual reports containing audited financial statements.

 INCORPORATION OF DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” information into this prospectus, which means that we may disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus.

We incorporate by reference the following information that has been filed with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2007; and

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on January 8, 2008.

We will provide to each person who so requests, including any beneficial owner to whom a prospectus is delivered, a copy of these filings excluding exhibits except to the extent such exhibits are specifically incorporated by reference. You may request a copy of these filings, at no cost, by writing us at Genius Products, Inc., 2230 Broadway, Santa Monica, 90404 or telephoning us at (310) 453-1222.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making any offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or any prospectus supplement is accurate as of any date other than the date of the front of those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

Nature of Expense	Amount

SEC registration fee	$4,476
Accounting fees and expenses	$5,500	*
Legal fees and expenses	$20,000	*
Printing and related expenses	$1,000	*

TOTAL	$28,576	*

*	Estimated.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant’s certificate of incorporation and bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. The Registrant also maintains director and officer liability insurance.

These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

On July 21, 2006, in connection with our strategic transaction with The Weinstein Company LLC (“TWC”), we issued to TWC’s parent company, The Weinstein Company Holdings LLC, and its first-tier subsidiary, W-G Holding Corp., 100 shares of our Series W Preferred Stock. The sale of such securities was not registered under the Securities Act of 1933, as amended (the “Act”), or any state securities laws pursuant to an exemption from registration under Section 4(2) of the Act and Regulation D promulgated thereunder.

Unregistered securities were issued in 2005 as follows:

Sale Date(s)	No. of Shares	Net Proceeds	Class of Person	Exemption	Additional Information
12/6/05	20,800,001	$32,000,000	Accredited Investors	Rule 506 of Regulation D	Private placement of stock, including 5-year warrants to purchase 4,800,001 shares of common stock at an exercise price of $2.40 per share.
10/4/05	280,000	$4,000,000	Accredited Investors	Rule 506 of Regulation D	These shares are issuable upon exercise of warrants issued in connection with the issuance by the registrant of $4,000,000 of promissory notes.
7/20/05	346,675	Amendment to engagement letter	Accredited Investor	Rule 506 of Regulation D
In connection with an amendment to the Company’s engagement letter with Cappello Capital Corp., the Company issued 175,000 shares of common stock and a warrant to purchase 171,675 shares of common stock with an exercise price of $1.75 per share.

5/20/05	3,000,000	$4,935,000	Accredited Investors	Rule 506 of Regulation D	Private placement of stock, including 5-year warrants to purchase 270,000 shares of common stock at an exercise price of $2.56 per share.
5/20/05	3,000,000	$4,935,000	Accredited Investors	Rule 506 of Regulation D	Private placement of stock, including 5-year warrants to purchase 270,000 shares of common stock at an exercise price of $2.56 per share.

From time to time, the Company has awarded stock options to certain individuals outside of the Company’s stock option plans.

The aforementioned sales of securities were not registered under the Securities Act of 1933, as amended (the “Act”), or any state securities laws, and were sold in private transactions exempt from registration pursuant to Section 4(2) of the Act and Regulation D promulgated thereunder.

Item 16. Exhibits and Financial Statement Schedules.

Exhibits. The exhibits are set forth in the Exhibit Index attached hereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; or

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

That, for the purpose of determining liability under the Securities Act of 1933, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 and 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 7 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on April 11, 2008.

GENIUS PRODUCTS, INC.
By:	/s/ TREVOR DRINKWATER
Trevor Drinkwater Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 7 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:

	/s/ TREVOR DRINKWATER Trevor Drinkwater	Chief Executive Officer and Director (Principal Executive Officer)	April 11, 2008

	/s/ JOHN MUELLER John Mueller	Chief Financial Officer (Principal Financial and Accounting Officer)	April 11, 2008

	/s/ BRAD BALL Brad Ball	Director	April 11, 2008

	* Stephen K. Bannon	Chairman of the Board	April 11, 2008

	* Herbert Hardt	Director	April 11, 2008

	Larry Madden	Director	April 11, 2008

	Irwin Reiter	Director	April 11, 2008

*By:	/s/ TREVOR DRINKWATER
Attorney-in-Fact

Exhibit Index

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference from Exhibit 3.1 to the Company’s Form 10-Q filed on November 20, 2006).
3.2	Bylaws as amended (incorporated by reference from Exhibit 3.2 to the Company’s Form 10-KSB filed on March 31, 2005).
4.1	Specimen Certificate for Common Stock (incorporated by reference from Exhibit 4.8 included with the Company’s Form 10-KSB filed on April 14, 2000).
4.2	Certificate of Change in Stock (incorporated by reference from Exhibit 3.2.2 included with the Company’s Form 10-KSB filed on April 16, 2002).
5.1#	Opinion of Morrison & Foerster LLP
10.1	Employment Agreement with Trevor Drinkwater dated July 16, 2004 (incorporated by reference from Exhibit 10.1 included with the Company’s Form 10-QSB filed on August 16, 2004).
10.2	Employment Agreement with Trevor Drinkwater dated July 26, 2005 (incorporated by reference from Exhibit 99.1 to the Company’s Form 8-K filed on July 29, 2005).
10.3
Confidential Settlement Agreement and Mutual Release of Claims between the Company and Mike Meader dated July 29, 2005 (incorporated by reference from Exhibit 99.2 to the Company’s Form 8-K filed on July 29, 2005).

10.4
Confidential Settlement Agreement and Mutual Release of Claims between the Company and Klaus Moeller dated July 28, 2005 (incorporated by reference from Exhibit 99.4 to the Company’s Form 8-K filed on July 29, 2005).

10.5	Employment Agreement with Christine Martinez, effective October 27, 2005 (incorporated by reference from Exhibit 99.1 to the Company’s Form 8-K filed on November 1, 2005).
10.6	Employment Agreement with Michael Radiloff, effective October 27, 2005 (incorporated by reference from Exhibit 99.2 to the Company’s Form 8-K filed on November 1, 2005).
10.7
Amendment to Employment Agreement between Genius Products, Inc. and Trevor Drinkwater dated December 5, 2005 (incorporated by reference from Exhibit 99.1 to the Company’s Form 8-K filed on December 9, 2005).

10.8
Amendment to Employment Agreement between Genius Products, Inc. and Michael Radiloff dated December 5, 2005 (incorporated by reference from Exhibit 99.2 to the Company’s Form 8-K filed on December 9, 2005).

10.9	Employment Agreement between Genius Products, Inc. and Rodney Satterwhite dated December 2, 2005 (incorporated by reference from Exhibit 99.3 to the Company’s Form 8-K filed on December 9, 2005).
10.10
Amendment to Employment Agreement between Genius Products, Inc. and Rodney Satterwhite dated December 5, 2005 (incorporated by reference from Exhibit 99.4 to the Company’s Form 8-K filed on December 9, 2005).

10.11	Employment Agreement between Genius Products, Inc. and Mitch Budin dated December 5, 2005 (incorporated by reference from Exhibit 99.5 to the Company’s Form 8-K filed on December 9, 2005).
10.12
Amendment to Employment Agreement between Genius Products, Inc. and Mitch Budin dated December 5, 2005 (incorporated by reference from Exhibit 99.6 to the Company’s Form 8-K filed on December 9, 2005).

10.13
Form of Executive Stock Payment Agreement dated as of June 2, 2003, with Klaus Moeller, Michael Meader, Larry Balaban. Howard Balaban and Julie Ekelund for stock and warrants paid in lieu of $20,000 each of 2003 salary (incorporated by reference from Exhibit 10.1 included with the Company’s Form 10-QSB filed on August 14, 2003).

10.14	Amended and Restated 1997 Non-Qualified Stock Option Plan (incorporated by reference from Exhibit 10.61 included with the Company’s Form 10-KSB, Amendment #1, filed on April 30, 2002).
10.15	Form of Non-Qualified Stock Option Agreement under the Amended and Restated 1997 Stock Option Plan (incorporated by reference from Exhibit 10.16 to the Company’s Form 10-KSB filed on March 31, 2005).
10.16	Second Amended and Restated 2000 Non-Qualified Stock Option Plan (incorporated by reference from Exhibit 10.62 included with the Company’s Form 10-KSB, Amendment #1, filed on April 30, 2002)
10.17
Form of Non-Qualified Stock Option Agreement under the Second Amended and Restated 2000 Non-Qualified Stock Option Plan (incorporated by reference from Exhibit 10.18 to the Company’s Form 10-KSB filed on March 31, 2005).

10.18	2003 Stock Option Plan (incorporated by reference from Exhibit A included with the Company’s Proxy Statement filed on April 30, 2003).
10.19
Form of Incentive Stock Option Agreement under the 2003 Stock Option Plan (incorporated by reference from Exhibit 10.30 included with the Company’s Registration Statement (No. 333-108966) on Form SB-2 filed on September 19, 2003).

10.20
Form of Non-Qualified Stock Option Agreement under the 2003 Stock Option Plan (incorporated by reference from Exhibit 10.31 included with the Company’s Registration Statement (No. 333-108966) on Form SB-2 filed on September 19, 2003).

10.21	2004 Stock Incentive Plan (incorporated by reference from Appendix B included with the Company’s Proxy Statement filed on October 4, 2004).

10.22	Form of Notice of Stock Option Award under the 2004 Stock Incentive Plan (incorporated by reference from Exhibit 10.23 to the Company’s Form 10-KSB filed on March 31, 2005).
10.23	Form of Stock Option Agreement under the 2004 Stock Incentive Plan (incorporated by reference from Exhibit 10.24 to the Company’s Form 10-KSB filed on March 31, 2005).
10.24	Sublease with Citibank (West), FSB for office space in Solana Beach, California (incorporated by reference from Exhibit 10.30 included with the Company’s Form 10-KSB filed on March 30, 2004).
10.25
Lease Agreement with ProCon, Inc. dated as of August 25, 2004 for office space in Bentonville, Arkansas (incorporated by reference from Exhibit 99.1 included with the Company’s Form 8-K filed on November 12, 2004).

10.26**	License Agreement with Falcon Picture Group, LLC dated September 8, 2003 (incorporated by reference from Exhibit 10.3 included with the Company’s Form 10-QSB filed on May 17, 2004).
10.26**
First Amendment to License Agreement with Falcon Picture Group, LLC dated December 22, 2003 (incorporated by reference from Exhibit 10.4 included with the Company’s Amended Form 10-QSB filed on July 13, 2004).

10.28	Form of $1 and $3 Warrants issued in conjunction with 2003 Secured Promissory Notes (incorporated by reference from Exhibit 10.38 included with the Company’s Form 10-KSB filed on March 30, 2004).
10.29	Form of Warrant for purchasers in March 2004 private placement. (incorporated by reference from Exhibit 10.37 to the Company’s Form 10-KSB filed on March 31, 2005).
10.30	Form of Warrant issued to Sands Brothers International Limited dated March 12, 2004. (incorporated by reference from Exhibit 10.38 to the Company’s Form 10-KSB filed on March 31, 2005).
10.31	Form of Warrant dated March 2, 2005 (incorporated by reference from Exhibit 99.3 to the Company’s Form 8-K filed on March 9, 2005).
10.32
Agreement and Plan of Merger, dated as of March 21, 2005, by and among the Company, Genius Acquisition Corp., American Vantage Companies (“AVC”), and American Vantage Media Corporation (incorporated by reference from Exhibit 2.1 to the Company’s Form 8-K filed on March 25, 2005).

10.33	Form of Common Stock Purchase Warrant issued to AVC (incorporated by reference from Exhibit 2.7 to the Company’s Form 8-K filed on March 25, 2005).
10.34	Form of Common Stock Purchase Warrant issued to various purchasers (incorporated by reference from Exhibit 99.3 to the Company’s Form 8-K filed on May 26, 2005).
10.35
Form of Common Stock Purchase Warrant issued to various investors in connection with the Note and Warrant Purchase Agreement dated October 4, 2005 (incorporated by reference from Exhibit 99.3 to the Company’s Form 8-K filed on October 11, 2005).

10.36	Form of Warrant issued to various purchasers (incorporated by reference from Exhibit 99.3 to the Company’s Form 8-K filed on December 8, 2005).
10.37
Master Contribution Agreement by and among Genius Products, Inc., The Weinstein Company LLC and The Weinstein Company Holdings LLC dated as of December 5, 2005 (incorporated by reference from Exhibit 2.1 to the Company’s Form 8-K filed on December 9, 2005).

[Exhibits are omitted but will be furnished to the Commission supplementally upon request]
10.38	Form of Stock Option Award Agreement with Michael J. Koss (incorporated by reference from Exhibit 99.2 o the Company’s Form S-8 filed on December 20, 2005).
10.39	Form of Stock Option Award Agreement with Charles H. Rivkin (incorporated by reference from Exhibit 99.3 o the Company’s Form S-8 filed on December 20, 2005).
10.40	Form of Stock Option Award Agreement with Trevor Drinkwater (incorporated by reference from Exhibit 99.5 o the Company’s Form S-8 filed on December 20, 2005).
10.41	Form of Stock Option Award Agreement with Trevor Drinkwater (incorporated by reference from Exhibit 99.6 to the Company’s Form S-8 filed on December 20, 2005).
10.42	Form of Stock Option Award Agreement with Shawn Howie (incorporated by reference from Exhibit 99.7 to the Company’s Form S-8 filed on December 20, 2005).
10.43	Form of Stock Option Award Agreement with Stephen K. Bannon (incorporated by reference from Exhibit 99.8 to the Company’s Form S-8 filed on December 20, 2005).
10.44	Form of Stock Option Award Agreement with Stephen K. Bannon (incorporated by reference from Exhibit 99.9 to the Company’s Form S-8 filed on December 20, 2005).
10.45	Form of Stock Option Award Agreement with James G. Ellis (incorporated by reference from Exhibit 99.11 to the Company’s Form S-8 filed on December 20, 2005).
10.46	Form of Stock Option Award Agreement with Robert V. Graziano (incorporated by reference from Exhibit 99.12 to the Company’s Form S-8 filed on December 20, 2005).
10.47	Form of Stock Option Award Agreement with Herbert Hardt (incorporated by reference from Exhibit 99.13 to the Company’s Form S-8 filed on December 20, 2005).

10.48	Form of Stock Option Award Agreement with Mitch Budin (incorporated by reference from Exhibit 99.14 to the Company’s Form S-8 filed on December 20, 2005).
10.49	Form of Stock Option Award Agreement with Mitch Budin (incorporated by reference from Exhibit 99.15 to the Company’s Form S-8 filed on December 20, 2005).
10.50
First Amendment to Master Contribution Agreement by and among Genius Products, Inc., The Weinstein Company LLC and The Weinstein Company Holdings LLC, dated as of March 15, 2006 (incorporated by reference from Exhibit 2.2 to the Company’s Form 8-K filed on March 16, 2006).

10.51	Employment Agreement by and between Genius Products, Inc. and John Mueller dated March 10, 2006 (incorporated by reference from Exhibit 99.1 to the Company’s Form 8-K filed on March 16, 2006).
10.52
Settlement Agreement and Release of Claims entered into by Genius Products, Inc. with Shawn Howie dated February 7, 2006 (incorporated by reference from Exhibit 99.1 to the Company’s Form 8-K filed on February 13, 2006).

10.53
Lease Agreement with PTL Realty dated as of March 8, 2006, by and between the Company and Ed Silver, Co-Trustee of the Silver Trust and Tess Weinstein, Co-Trustee of the Weinstein Trust, d/b/a PTL Realty (incorporated by reference from Exhibit 10.1 to the Company’s Form 10-Q filed on May 15, 2006).

10.54
Second Amendment to Master Contribution Agreement by and between the Company, The Weinstein Company LLC, The Weinstein Company Holdings LLC and The Weinstein Company Funding LLC entered into on April 26, 2006 (incorporated by reference from Exhibit 2.3 to the Company’s Form 8-K filed on May 2, 2006).

10.55
Third Amendment to Master Contribution Agreement by and between the Company, The Weinstein Company LLC, The Weinstein Company Holdings LLC and The Weinstein Company Funding LLC entered into on May 30, 2006 (incorporated by reference from Exhibit 2.4 to the Company’s Form 8-K filed on June 2, 2006).

10.56
Fourth Amendment to Master Contribution Agreement by and between the Company, The Weinstein Company LLC, The Weinstein Company Holdings LLC and The Weinstein Company Funding LLC entered into on June 28, 2006 (incorporated by reference from Exhibit 2.5 to the Company’s Form 8-K filed on June 29, 2006).

10.57	Form of Limited Liability Company Agreement of Genius Products, LLC, dated July 21, 2006 (incorporated by reference from Appendix C to the Company’s Definitive Proxy Statement filed on June 29, 2006).
10.58
Form of Distribution Agreement, dated July 17, 2006, by and between Genius Products, LLC and The Weinstein Company LLC (incorporated by reference from Appendix D to the Company’s Definitive Proxy Statement filed on June 29, 2006).

10.59	Amended and Restated 2004 Stock Incentive Plan (incorporated by reference from Appendix F to the Company’s Definitive Proxy Statement filed on June 29, 2006).
10.60
Output Distribution Agreement, dated July 7, 2006, by and between the Company and ESPN Enterprises, Inc. (incorporated by reference from Exhibit 10.1 to the Company’s Form 8-K/A filed on September 29, 2006).

10.61
Consulting Agreement, dated July 20, 2006, by and between the Company and Bannon Strategic Advisors, Inc. (incorporated by reference from Exhibit 10.1 to the Company’s Form 8-K filed on July 26, 2006).

10.62
Amendment No. 2 to Employment Agreement, dated July 20, 2006, by and between the Company and Trevor Drinkwater (incorporated by reference from Exhibit 10.2 to the Company’s Form 8-K filed on July 26, 2006).

10.63
Registration Rights Agreement, dated July 21, 2006, by and between the Company and The Weinstein Company LLC (incorporated by reference from Exhibit 10.7 to the Company’s Report on Form 10-Q filed on November 20, 2006).

10.64
Amended and Restated Limited Liability Company Agreement of Genius Products, LLC, dated as of July 21, 2006 (incorporated by reference from Exhibit 99.2 to the Company’s Form 8-K filed on September 19, 2007).

10.65
Letter Agreement, dated as of September 17, 2007, by and among the Company, the Distributor, The Weinstein Company Holdings LLC and W-G Holding Corp. (incorporated by reference from Exhibit 99.1 to the Company’s Form 8-K filed on September 19, 2007).

10.66
Credit Agreement, dated as of August 10, 2007, by and among the Distributor, as borrower, Société Générale, as administrative agent, collateral agent and L/C Issuer, the lenders party thereto and SG Americas Securities, LLC, as lead arranger and sole bookrunner (incorporated by reference from Exhibit 99.1 to the Company’s Form 8-K filed on August 16, 2007).

10.67
Allocation of Accounts Receivable and Intercreditor Agreement, dated as of August 10, 2007, by and among the Distributor, The Weinstein Company LLC and Société Générale (incorporated by reference from Exhibit 99.2 to the Company’s Form 8-K filed August 16, 2007).

10.68
Guaranty Agreement, dated as of August 10, 2007, by the Company and each of the other signatories thereto, as guarantors, in favor of Société Générale (incorporated by reference from Exhibit 99.3 to the Company’s Form 8-K filed August 16, 2007).

10.69
Security Agreement, dated as of August 10, 2007, by and among the Distributor, the Company, each of the other signatories thereto and Société Générale (incorporated by reference from Exhibit 99.4 to the Company’s Form 8-K filed August 16, 2007).

10.70	Promissory Note, dated as of September 27, 2007, issued by the Distributor in favor of the Company (incorporated by reference from Exhibit 99.1 to the Company’s Form 8-K filed October 3, 2007)
10.71
Amended and Restated Credit Agreement, dated as of November 1, 2007, by and among the Distributor, as borrower, Société Générale, as administrative agent, collateral agent and L/C Issuer, the lenders party thereto, SG Americas Securities,
LLC, as lead arranger and sole bookrunner, and Alliance & Leicester Commercial Finance plc, as managing lead arranger (incorporated by reference from Exhibit 99.1 to the Company’s Form 8-K filed November 6, 2007)

10.72
Amendment No. 1 to Allocation of Accounts Receivable and Intercreditor Agreement, dated as of November 1, 2007, by and among the Distributor, The Weinstein Company LLC and Société Générale (incorporated by reference from Exhibit 99.2 to the Company’s Form 8-K filed November 6, 2007).

10.73
Reaffirmation of Guaranty Agreement, dated as of November 1, 2007, by the Company and each of the other signatories thereto, as guarantors, in favor of Société Générale (incorporated by reference from Exhibit 99.3 to the Company’s Form 8-K filed November 6, 2007).

10.74	Employment Offer Letter, dated December 28, 2007, by Matthew Smith and the Distributor (incorporated by reference from Exhibit 99.2 to the Company’s Form 8-K filed January 8, 2008)
10.75
Lantana Office Lease, dated December 31, 2007, by and between the Distributor and Maguire Properties – 3301 Exposition, LLC (incorporated by reference from Exhibit 99.1 to the Company’s Form 8-K filed January 8, 2008)

14.1	Code of Ethics adopted February 27, 2004 (incorporated by reference from Exhibit 10.39 included with the Company’s Form 10-KSB filed on March 30, 2004).
21.1#	List of Subsidiaries
23.1*	Consent of Ernst & Young LLP.
23.2*	Consent of Singer Lewak Greenbaum & Goldstein LLP.
23.3#	Consent of Morrison & Foerster LLP (contained in Exhibit 5.1)
24.1#	Power of Attorney

*             Filed herewith.
**           Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separatelywith the Securities and Exchange Commission pursuant to an application for confidential treatment.
#           Previously filed.